NO ACT PE 1-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025672

February 28, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-28-12

Andrew Hagopian III
MGM Resorts International
hagopian@mgmresorts.com

Re: MGM Resorts International
Incoming letter dated January 10, 2012

Dear Mr. Hagopian:

This is in response to your letters dated January 10, 2012, February 16, 2012, and February 23, 2012 concerning the shareholder proposal submitted to MGM Resorts by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We have also received letters on the proponents' behalf dated February 14, 2012 and February 22, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Janice Silberstein
The City of New York Office of the Comptroller
jsilber@comptroller.nyc.gov

February 28, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MGM Resorts International
Incoming letter dated January 10, 2012

The proposal requests that the board issue a report to shareholders on the company's sustainability policies and performance, including multiple, objective statistical indicators. It further specifies that the report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices and indicators related to measuring long-term social and environmental sustainability.

There appears to be some basis for your view that MGM Resorts may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that MGM Resort's public disclosures compare favorably with the guidelines of the proposal and that MGM Resorts has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if MGM Resorts omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MGM RESORTS INTERNATIONAL

ANDREW HAGOPIAN III
VICE PRESIDENT, DEPUTY GENERAL COUNSEL

February 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *MGM Resorts International*
Stockholder Proposal of the Office of the Comptroller of the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is a brief response to the February 22, 2012 letter sent to you by the New York City Comptroller's Office (the "Proponent") regarding a stockholder proposal (the "Proposal") received from the Proponent.

The Proponent correctly observes that the Company's definition of sustainability in the environmental sustainability report does not mention social sustainability, which is not unusual given that social sustainability is addressed in the separate social sustainability report. In the social sustainability report, the Company clearly defines its social sustainability mission: "We reaffirmed our commitment to sustaining our quality of life through diversity, community and environmental initiatives that are embedded in our Company identity and belief system. . . . We believe we should and can ignite our employee potential and enrich our workplace, sustain our communities and preserve our environment while we maximize our competitiveness and shareholder value" (pp. 6-7). With respect to community engagement in particular, the social sustainability report notes that "MGM Resorts has an enduring commitment to sustaining the quality of life in the communities where our employees live and work. . . . Sustainable host communities are essential for our employees, our customers and therefore our business" (p. 33).

As noted in our prior letter, the Proposal defers to the Company to define sustainability and merely recommends use of the GRI Guidelines, so it is irrelevant that the Company, in developing its definition, has chosen not to include certain aspects of the GRI Guidelines. This conclusion is consistent with *ConAgra Foods, Inc.* (avail. Jul. 3, 2006) and *Raytheon Co.* (avail. Jan. 25, 2006), wherein the subject companies appear not to have adhered to the GRI Guidelines, yet the Staff recommended no action with respect to proposals from the Proponent that were identical in relevant part (*i.e.*, the proposals requested that both "social and environmental sustainability" be covered but merely recommended use of the GRI Guidelines).

3950 Las Vegas Boulevard South, Las Vegas, NV 89119

For these reasons, the Proponent's characterization of the social sustainability report as "truncated" is without merit. The Company has defined social sustainability in a manner that it has chosen – as permitted by the Proposal – and has elected to report on the matters within such definition instead of those that are prescribed by GRI Guidelines – again, as permitted by the Proposal.

To reiterate, as the Proponent acknowledges in its prior response, "The Proposal requests two sustainability reports, both environmental and social..." (Proponent Letter p. 4). The Company has issued these reports. The Proposal does not mandate use of the GRI Guidelines or reporting on any particular social or environmental sustainability topics; rather, the Proposal affords the Company broad latitude in selecting the environmental and social topics of discussion. Accordingly, the Company firmly believes that there are no remaining action items in order to substantially implement the Proposal.

The Company notes that a conclusion to the contrary would effectively render deficient all environmental and social sustainability reports tested under the Proposal (which the Company understands is submitted by the Proponent to several companies annually), unless such reports comply with GRI Guidelines. This would not be consistent with the Proposal itself or Staff guidance indicating that, when a company implements the essential objectives of a proposal, the proposal has been substantially implemented.

Sincerely,

Andrew Hagopian III

cc: Janice Silberstein, Esq.
Office of the Comptroller of the City of New York

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EMAIL: shareholderproposals@sec.gov

February 22, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MGM Resorts International Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

This letter is a brief reply on behalf of the Funds to the letter dated February 16, 2012 that MGM Resorts International ("MGM" or "the Company") submitted in further support of its no-action request.

Although the Company is correct in its letter that the Proposal requests the Company to develop and use its own definition of sustainability, what is striking about the Company's definition, which has guided their entire process, is that it does not even mention social sustainability. Therefore, it is not surprising that MGM's very limited discussion of social sustainability issues fails to mention such key social indicators from the Guidelines of the Global Reporting Initiative as labor relations, occupational health and safety, corruption, and impacts on customers (such as from its many casinos). For that reason, the Staff's denial of no-action relief in Boston Properties (January 28, 2011), with respect to an identical proposal, remains highly relevant here. While, unlike in Boston Properties, MGM's reports do not entirely omit social issues, they present such a truncated version that they fall far short of substantially implementing the Proposal, which on its face gives fully equal weight to environmental and social sustainability reporting.

Based on the foregoing and the reasons stated in our February 14, 2012 letter, the Funds respectfully reiterate that the Company's request for "no-action" relief should be denied.

Very truly yours,

Janice Silberstein
Associate General Counsel

New York City Comptroller's Office
1 Centre Street, Room 643
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: Andrew Hagopian III, Esq.
Vice President and Deputy General Counsel
3950 Las Vegas Boulevard South
Las Vegas, NV 89119
hagopian@mgmresorts.com

MGM RESORTS INTERNATIONAL™

ANDREW HAGOPIAN III
VICE PRESIDENT, DEPUTY GENERAL COUNSEL

February 16, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *MGM Resorts International*
Stockholder Proposal of the Office of the Comptroller of the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the February 14, 2012 letter (the "Proponent Letter") sent to you by Janice Silberstein, Associate General Counsel of the New York City Comptroller's Office (the "Proponent") regarding the intention of MGM Resorts International (the "Company") to omit from its 2012 Proxy Materials a stockholder proposal (the "Proposal") received from the Proponent.

Recognizing that the Proponent Letter was not submitted until more than four weeks after the Company submitted its no-action request, which leaves very little time for the Staff to consider a response from the Company, the below attempts to concisely summarize why the Company believes the Proponent Letter is misguided:

- The Proponent incorrectly cites *Staff Legal Bulletin 14C* in support of a conclusion that the supporting statement is part of the Proposal. As the Proponent acknowledges, the Bulletin only indicates that, in the context of determining whether a proposal deals with a matter relating to the company's ordinary business operations under Rule 14a-8(i)(7), the Staff will consider both the proposal and the supporting statement as a whole. It does not necessarily follow that the proposal and the supporting statement are one and the same for purposes of the substantial implementation analysis under Rule 14a-8(i)(10). However, even assuming that the supporting statement is part of the proposal for the sake of argument, the Company has substantially implemented the entirety of the proposal because the Company has reported on both social sustainability (as suggested in the supporting statement) and environmental sustainability (as suggested in the proposal). These reports were included as Exhibit B and Exhibit C, respectively, to our no-action request.

- The Proponent obfuscates the *Boston Properties* precedent by suggesting that the analysis in the Company's case should somehow turn on the conclusion whether the supporting statement is considered part of the proposal. That is not the key inquiry. The reason that Boston Properties was not successful is because Boston Properties only issued an environmental sustainability report. Unlike Boston Properties, the Company has issued both an environmental and social sustainability report. Therefore, *Boston Properties* is clearly distinguishable, and the question of whether the supporting statement is part of the proposal is moot.

- Reducing the Proponent Letter to the part that is not rendered moot, the Proponent's request is straightforward: in the Proponent's own words, "[t]he Proposal requests two sustainability reports, both environmental and social..." (Proponent Letter p. 4). The Company has clearly issued these two reports – a fact that is not disputed by the Proponent. The Proponent then attempts to import an additional requirement to the substantial implementation analysis that does not exist. Specifically, after correctly acknowledging that "the Proposal gives the Company much flexibility in preparing a sustainability report," the Proponent then declares – without citing to any supporting authority – that "although diversity and philanthropy are important areas of social sustainability, coverage of only these two social areas cannot suffice to substantially implement the social sustainability report the Proposal requests" (Proponent Letter p. 4).

    - The Proponent's assertion is contrary to Staff guidance, which makes clear that when a company implements the essential objectives of a proposal (here, the requested social sustainability report), the proposal has been substantially implemented. As noted in our initial letter, since 1983, the Staff has rejected a more formalistic application of the rule.

    - Moreover, the Proponent's assertion is inconsistent with the Proposal itself, which clearly allows the Company to determine its <u>own definition</u> of sustainability. The Proposal states, "The report should include <u>the Company's definition</u> of sustainability..." (emphasis added); it does <u>not</u> state that the report should include <u>the Proponent's definition</u> of sustainability. It is disingenuous for the Proponent to set forth a Proposal providing the Company with this discretion, then to state that the Company has not implemented the proposal simply because the Proponent does not care for the definition developed by the Company.

- The Proponent then cites to areas where the Company's reports are not consistent with the GRI Guidelines (the "Guidelines"), but this has no bearing on the analysis. Assuming for the sake of argument that the supporting statement is part of the Proposal, the Proposal merely "<u>recommends</u>" that the Guidelines be used. The Proponent should not recommend that the Guidelines be used then assert that the Company has not substantially implemented the Proposal merely because the recommendation was not followed.

- The Proponent's references to a purported lack of reporting on corporate governance by the Company are confusing. Many of these matters are required to be reported in our proxy statement under applicable SEC and NYSE rules, and it is unclear how some of these corporate governance elements comport with environmental and social sustainability. Additionally, corporate governance is not even listed by the Proponent as a category in the Guidelines, and, even if it were, as noted above and as permitted by the Proposal itself, the Company has elected not to follow the Guidelines.

- Lastly, the Proponent attempts to dismiss the on-point *ConAgra* and *Raytheon* precedent by observing that the Proponent has made an irrelevant modification to its form of proposal since then (*i.e.*, by adding the requirement that the report include "multiple, objective statistical indicators"). Even if *ConAgra* and *Raytheon* would have different outcomes if tested under the modified formulation of the Proposal as the Proponent suggests, the fact remains that the Company has, in its social and environmental sustainability reports, included numerous multiple, objective statistical indicators. These comprehensive indicators are listed in detail on pages four through seven of our no-action request. Notably, the Proponent Letter presents no reasoned arguments against this conclusion, does not acknowledge that the Company has provided such detailed indicators, and only asserts in passing, without any support, that the Company's reports are "weaker" than precedent reports where the Staff has concurred in exclusion.

    - In this regard, the Proponent's attempt to characterize the Company's reports as similar to the reports in *Wal-Mart Stores*, *Terex Corporation* and *Burlington Resources* is misguided. As described in greater detail in our no-action request, in these matters, the subject companies did not produce comprehensive social and environmental sustainability reports and instead relied, for example, on information posted to a website or the fact that a corporate social responsibility committee had been formed. However, the Company has gone far beyond such initial steps and has heavily invested in the internal and external resources needed to prepare the comprehensive social and environmental sustainability reports provided in our no-action request. Thus it is inconceivable how these precedent matters, with their radically different facts, could somehow be "persuasive precedent for disallowing the Company's request" (Proponent Letter p. 6).

To summarize, in the Proponent's own words, "The Proposal requests two sustainability reports, both environmental and social..." (Proponent Letter p. 4), and the Company has issued these reports. In fact, had the Proponent's Proposal, which was included in substantially identical form in last year's proxy materials, been approved at last year's annual meeting, the Company would have taken exactly the same steps that it has already taken. The Company firmly believes that there are no remaining action items in order to substantially implement the Proposal.

Accordingly, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

Sincerely,

Andrew Hagopian III

cc: Janice Silberstein, Esq.
Office of the Comptroller of the City of New York

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EMAIL: shareholderproposals@sec.gov

February 14, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MGM Resorts International Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 10, 2012 letter (the "Letter") sent to the Securities and Exchange Commission (the "Commission") by Andrew Hagopian III, Vice President and Deputy General Counsel, at MGM Resorts International ("MGM" or the "Company"). In the Letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2012 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2012 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that MGM seeks, because the significant omissions from MGM's sustainability reporting show that the Company has not substantially implemented the Proposal.

I. The Proposal

The Proposal, consists of a series of whereas clauses followed by a resolution and supporting statement. Among other things, the whereas clauses note that investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value; major investment firms subscribe to information on companies' social and environmental practices; sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own need; corporate sustainability is defined as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments;" over 1,900 companies produce reports on sustainability issues; companies increasingly recognize that transparency and dialogue about sustainability are elements of business success; social research analysts value public reporting because of the large body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value, and that companies can more effectively report performance on complex social and environmental issues through a comprehensive report.

The Resolved clause and Supporting Statement then state:

RESOLVED: Shareholders request the Board of Directors issue a report to shareholders, by September 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

Supporting Statement

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 900 companies use or consult the Guidelines for sustainability reporting.

II. <u>The Company Has Not Shown That It May Omit The Proposal</u>

In its Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i) (10) (excludible if substantially implemented).

The SEC has made it clear that under Rule 14a-8(g), the Company bears the burden of proving that it is entitled to exclude a proposal. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. THE PROPOSAL MAY NOT BE EXCLUDED UNDER RULE 14a-8(i)(10), AS IT HAS NOT BEEN SUBSTANTIALLY IMPLEMENTED.

A determination as to whether a company has substantially implemented a shareholder proposal depends upon whether the company's particular policies and practices compare favorably with the guidelines of the proposal. Boston Properties (January 28, 2011); Texaco, Inc. (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. MGM has not done so here.

MGM produced its first annual sustainability report in August 2011 (Letter, p. 3). The Company however, has not developed a comprehensive sustainability report that discusses social and environmental policies, initiatives and practices, and sustainability indicators. As discussed in detail below, the Company's partial and incomplete approach to social sustainability issues precludes a finding that MGM has substantially implemented the Proposal.

The proposal seeks a report regarding both social and environmental sustainability. The Company claims incorrectly (Letter, p. 6) that an environmental report alone is sufficient to substantially implement the proposal, though then adds that although not needed to substantially implement the Proposal, it has also reported on the Company's diversity and philanthropy. The Company's erroneous conclusion was based on: (i) the failure to apply proper Staff precedent, and (ii) an inaccurate reading of the plain language of the Proposal.

Quite simply, a company is unable to substantially implement a sustainability proposal if it disregards or minimizes the social sustainability aspects. The Funds note that MGM did not distinguish a recent and on-point no-action letter, Boston Properties, *supra*, in which the Funds submitted a proposal identical to the instant Proposal that survived challenge under Rule 14a-8(i)(10). The Funds argued that the proposal was not substantially implemented because the company had not provided information regarding social sustainability, an underlying concern and core objective of the Proposal. The Staff did not permit Boston Properties to exclude the proposal.

As can be expected, the process begins with a definition of sustainability, which the Proposal requires, and which should provide guidance for the sustainability review. The Company's misguided approach to sustainability reporting may be best illustrated by its definition of sustainability, which focuses narrowly on environmental issues. The Company's Chairman of the Board defined sustainability as, "Sustainability is a core company value and we're determined to make sure our actions not only benefit future generations but also result in more efficient operations, lower costs and enhanced company value. This genuine commitment is demonstrated through our continued investment in and expansion of our environmental initiatives, even through the economic crisis." (Emphasis added.)(Letter, p. 6).

The Company's rationale as to why it need not report on social sustainability is confusing. In large part, the Company seems to base its argument on the belief that the Supporting Statement "is not part of the Proposal itself" (Letter, p.6) and so it need not provide indicators related to social sustainability as requested in the Supporting Statement. A supporting statement, however, is part of a proposal. The Staff indicated in *Staff Legal Bulletin 14C* (June 28, 2005) that regarding shareholder proposals that reference an environmental or public health issue, it considers both the proposal and the supporting statement as a whole in determining whether the focus of the proposal is a significant social policy issue. By analogy, in determining the focus of the requested sustainability report, both the Supporting Statement and the Proposal should be read together. Moreover, the Proposal's whereas clauses are replete with very clear references to social sustainability. Indeed, references to "social" and "environmental" both appear six times in the whereas clauses; as in social and environmental practices and social and environmental issues. Consequently, it is incorrect for the Company to assert that when "sustainability" is used in the Proposal, it means only environmental sustainability. MGM demonstrates once again that misunderstanding by citing no-action letters in which the company had substantially implemented the shareholders' request for a global warming report by issuing an environmental sustainability report.[1] The Company declares these situations to be "similar to the Proposal" (emphasis in the original), when in fact, the cited letters are irrelevant. The Proposal requests two sustainability reports, both environmental and social, and so cannot be accurately described as "similar" to proposals seeking just one environmental sustainability report.

While the Proposal does give the Company much flexibility in preparing a sustainability report, and although diversity and philanthropy are important areas of social sustainability, coverage of only these two social areas cannot suffice to substantially implement the social sustainability report the Proposal requests. MGM did not in fact report on several social sustainability categories enumerated in the Guidelines. For example, MGM has not addressed "Labor Practices and Decent Work." Specifically, the Company did not provide a report regarding issues such as:

- Occupational Health and Safety;
- Percentage of employees covered by collective bargain agreements;
- Labor/Management relations;
- Benefits provided to full-time employees that are not provided to temporary or part-time employees, and
- Equal remuneration for women and men.

www.globalreporting.org, pp. 30-31

Nor has the company reported on its corporate governance. For example, there has been no reporting or disclosure regarding the following:

---

1 Alcoa, Inc. (February 3, 2009); Caterpillar Inc. (March 11, 2008); Wal-Mart Stores, Inc. (March 10, 2008); PG&E Corp. (March 6, 2008).

- Governance structure of the Company, including committees under the highest governance body;

- Linkage between compensation for members of the highest governance body, senior managers and executives(including departure arrangements) and the Company's performance (including social and environmental performance;

- Percentage of individuals by gender within the organization's highest governance body and its committees, broken down by age group and minority group membership and other indicators of diversity;

- Shareholder rights, and

- Whether the Chairman of the Board is also an executive officer.

www.globalreporting.org, pp. 22-23

Given that the Company has failed to identify and report on labor practices and corporate governance issues, it has predictably also failed to identify the required "multiple, objective statistical indicators" by which to measure the success of such initiatives.

Although the Proposal does give the Company much discretion in defining sustainability and in preparing a sustainability report, the Company's failure to address labor practices and corporate governance shows that it has not fulfilled an essential objective of the Proposal, the provision of a comprehensive social sustainability report. Furthermore, regarding environmental *and* social sustainability, the Company has failed to disclose any key shortcomings, or major organizational risks and opportunities, which the Guidelines categorizes as relevant information required to understand organizational performance. www.globalreporting.org, pp. 25, 27, 31, 35, 37, 39

B.THE NO-ACTION LETTERS CITED BY MGM ARE INAPPOSITE.

In comparison to MGM's report, the companies in all of the no-action letters the Company cited had provided reports that addressed the material issues raised in the proposals. In Exelon Corporation (February 26, 2010), the company had adopted "Corporate Political Contributions Guidelines" and posted a report, disclosing the company's political contributions on the company's website, thereby satisfying the proposal's essential objective. In Exxon Mobil Corporation (March 23, 2009), the proposal concerned political contributions and in order to demonstrate substantial implementation, the company presented a chart, providing an item-by-item analysis of the proposal, indicating the company's implementation for each item. In Anheuser-Busch (January 17, 2007), the company had clearly implemented the essential objective of the proposal in that the board had in fact approved amending the company's Certificate of Incorporation to provide for the proposal's request for the annual election of directors. A proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a bylaw amendment with one narrow limited exception, which successfully accomplished the essential objective of the proposal. Hewlett-Packard Company (December 11, 2007). The company verified the employment status of over 91 percent of the company's work force in the United States, which compared favorably with the objectives of the proposal. Johnson & Johnson (February 17, 2006). In The Talbots Inc. (April 5, 2002), the company had already committed to a program of outside monitoring in its Labor Law Compliance Program and Code of Conduct for Suppliers and had therefore, implemented the proposal's essential objective. Another proposal requested that the board report to shareholders on a pipeline project and the company provided a web site at which shareholders could obtain the results of the company's review and a vast selection of additional information regarding the project. Exxon Mobil Corporation (January 24, 2001). Shortly after submission of the proposal, the company's board had approved a resolution adopting substantially the same criteria for outside directors contained in the proposal. Masco Corporation (March 29 1999). In The Gap, Inc. (March 8, 1996), the company's formal sourcing policies and procedures which governed the operations and employment practices of its suppliers, clearly outlined in a document, "Gap Sourcing Principles and Guidelines," satisfied the objectives of the proposal. In Texaco, Inc. (March 28, 1991), the Staff granted no action relief because in their view, the detailed summary that the company had provided comparing the company's policies, practices and procedures with the guidelines under the proposal compared favorably with the guidelines of the proposal.

In sum, MGM's report is weaker than any of the reports discussed above. Unlike MGM, in each of these situations, the company created a full report that carried out the underlying objective of the proposal.

The Company argues that the Staff did not recommend enforcement action with respect to "substantially identical versions of the proposals" that the Funds submitted to ConAgra (July 3, 2006) and Raytheon Co. (January 25, 2006). This is incorrect. The MGM Proposal is materially different from those proposals. In light of the Staff's actions in those situations, the Funds cured the defects of the ConAgra and Raytheon proposals. Specifically, the revised sustainability Proposal that the Funds submitted to MGM contains a distinctly different resolution, one which now seeks a report by management on the sustainability policies and performance, "including multiple, objective statistical indicators." (Emphasis added.) The Funds now seek evidence from companies of policies and performance, not just broad statements or assurances. It should be noted that the proposal the Funds sent to Boston Properties, *supra*, is identical to the Proposal, and the company's request for no-action relief was denied.

MGM's attempt to distinguish Wal-Mart Stores, Inc. (March 29, 2011), Terex Corporation (March 18, 2005) and Burlington Resources, Inc. (February 4, 2005), in which the companies were not granted no-action relief under Rule 14a-8(i) (10), must fail. In each of those situations, as in the instant situation, the company did not produce a comprehensive sustainability report. Indeed, contrary to MGM's contention, these no-action letters are persuasive precedent for disallowing the Company's request for no-action relief.

The Company's policies, practices and procedures fundamentally fall short of the disclosure sought in the Proposal. As the Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

Under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins*, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under Rule 14a-8(i) (10), and the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

New York City Comptroller's Office
1 Centre Street, Room 643
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: Andrew Hagopian III, Esq.
Vice President and Deputy General Counsel
3950 Las Vegas Boulevard South
Las Vegas, NV 89119
hagopian@mgmresorts.com

MGM RESORTS INTERNATIONAL™

ANDREW HAGOPIAN III
VICE PRESIDENT, DEPUTY GENERAL COUNSEL

January 10, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *MGM Resorts International*
Stockholder Proposal of the Office of the Comptroller of the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that MGM Resorts International (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from the Office of the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent (via overnight delivery).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

I.
THE PROPOSAL

The Proposal states as follows:

> RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by September 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

II.
BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III.
ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented.

A. Guidance Regarding the Meaning of "Substantially Implemented"

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [a company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp. (Burt)* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

However, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text. *See also, e.g., Hewlett-Packard Co.* (avail. Dec 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

B. The Company has Satisfactorily Addressed Both the Proposal's Underlying Concerns and its Essential Objective; thus, the Proposal has been Substantially Implemented.

As described above, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Here, the Proposal's underlying concern is that the Company has not historically issued a separate sustainability report to shareholders, and the essential objective is for the Company to issue such a report.

Although a company need not implement a proposal in exactly the manner set forth by the proponent, the Company has in fact done so, as, in August 2011, the Company issued its <u>first</u> annual sustainability report for the prior fiscal year, entitled *Green Advantage: Environmental Responsibility Report 2010* (the "Sustainability Report") and also issued a press release regarding the same. The Company plans to publish a similar report in 2012 for fiscal year 2011. A copy of the Sustainability Report is attached to this letter as <u>Exhibit B</u>. The Sustainability

Report is also available on the Company's website at http://mgmresorts.com/files/company/MGMReport-final.pdf.

The Sustainability Report includes (on pages 1-14), to use the wording of the first prong of the Proposal, "a comprehensive report on the Company's sustainability policies and performance," including the following:

- on page 5, a message from the Company's Chairman of the Board and Chief Executive Officer explaining the Green Advantage initiative;
- on page 6, a detailed explanation of the Company's philosophy on environmental responsibility;
- on pages 7-9, a description and examples of the comprehensive approach taken in the Green Advantage initiative to deliver on the Company's commitment;
- on pages 10-13, examples of the Green Advantage in action at our resorts, restaurants, meeting facilities and retail venues; and
- on page 14, an overview of the five core focus areas of the Green Advantage initiative, *i.e.*, energy and water, green building, waste and recycling, supply chain, and outreach and education.

The Sustainability Report also includes on pages 15-31, to use the wording of the second prong of the Proposal, "multiple, objective indicators," including the following:

- on page 15, an objective indicator of the amount of electricity used by the Company since 2007, measured in millions of kilowatt-hours ("kWh");
- on page 15, an objective indicator of the amount of water used by the Company since 2007, measured in millions of gallons;
- on page 15, an objective indicator of the amount of waste recycled by the Company since 2007, measured in tons;
- on pages 18-19, objective indicators with respect to energy and water, including that (i) 2010 was the fourth straight year in which the Company formally implemented sustainable solutions to become more efficient and reduce energy and water usage, (ii) during this time period, the Company has saved over 140 million kWh of electricity, the equivalent of taking 12,100 United States homes off the grid, (iii) Bellagio's marquee lighting was retrofitted with bulbs that use 50% less energy, saving 385,000 kWh

annually, (iv) superior showerheads, faucets and toilets at CityCenter equate to water savings of nearly 30% without compromising performance and (v) Excalibur removed 27,000 square feet of grass near sidewalks and public areas and replaced them with high quality synthetic turf to save 1.7 million gallons of potable water annually;

- on pages 20-21, objective indicators with respect to green building, including that (i) CityCenter earned six LEED Gold certifications, making it the largest environmentally sustainable, mixed-use new construction development in the world, (ii) construction of CityCenter used more than 10 different suppliers of Forest Stewardship Council-certified wood, making it the greatest use of such certified wood in a single project in the United States and (iii) CityCenter diverted 285,926 tons of material from the landfill during construction, a 93% diversion rate;

- on pages 22-23, objective indicators with respect to waste and recycling, including that (i) in 2010 the Company achieved its highest recycling rate to date of 33.2%, (ii) CityCenter recycled 7,900 tons of waste in 2010, (iii) Mandalay Bay recycled 5,000 tons of waste in 2010 and (iv) since 2007, a corporate-wide waste management program has resulted in an annual reduction of 5,148 compactor pulls, which translates to more than 257,400 diesel truck miles avoided, in turn preventing the emission of approximately 720 tons of carbon dioxide annually;

- on pages 24-25, objective indicators with respect to supply chain, including that (i) CityCenter worked with Krystal Enterprises to develop a limousine fleet that runs on natural gas, (ii) MGM Grand Las Vegas tracks green-friendly vendors in its purchasing database, (iii) Monte Carlo and other Las Vegas resorts have converted to environmentally friendly cleaning products and (iv) Luxor grocery vendors have committed to deliver 90% of all items to Luxor through a maximum of two distributors, resulting in reduced transportation mileage;

- on pages 26-27, objective indicators with respect to outreach and education, including that (i) Bellagio hosts an annual "Conservation Begins at Home" event, (ii) Monte Carlo has replaced all mailed guest communication with email, (iii) all resorts issue green tips and updates in their periodic employee newsletters and publications and (iv) each year the Company participates in the global Earth Hour event by turning off all tower wash lighting, marquees and signs at each of our Las Vegas resorts;

- on page 28, objective indicators with respect to the Company's sustainability targets for 2012, including to (i) reduce total annual energy consumption by 3%, (ii) increase the Company-wide recycling rate above 40%, (iii) reduce water consumption by 3%, (iv) increase the sustainable attributes of the top 10 products we procure by spend and

(v) certify all Company resorts through the Green Key Eco-Rating program; and

- on pages 30-31, objective indicators of awards and recognition received by the Company for its sustainability efforts, including (i) six LEED Gold certifications, (ii) twelve Green Key Eco-Ratings, (iii) a 2010 Earth-Minded Award from the American Society of Interior Designers and Hospitality Design Magazine and (iv) the 2010 Best Green Owner Award from the Las Vegas Business Press.

Although not required in order to substantially implement the Proposal, it is noted that the Company has complied with the Proponent's request, stated in the first paragraph of the supporting statement following the Proposal, to include the Company's definition of sustainability. On page five of the Sustainability Report, the Company's Chairman of the Board and Chief Executive Officer indicates, "Sustainability is a core company value and we are determined to make sure our actions not only benefit future generations but also result in more efficient operations, lower costs and enhanced company value. This genuine commitment is demonstrated through our continued investment in and expansion of our environmental initiatives, even through the economic crisis." The Sustainability Report then describes, on the next page, the specific definition of the Company's Green Advantage program.

It is noted that the Company has not accepted the recommendation of the Proponent identified in the second paragraph of the supporting statement, *i.e.*, that "the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines . . . to prepare the report." However, as noted above, a company need not implement a proposal in exactly the manner set forth by the proponent. At any rate, the Proponent has only recommended that the Company use the referenced Guidelines; this recommendation was not an integral part of the Proposal, nor is use of such guidelines needed to address the Proposal's underlying concerns or its essential objective.

Finally, although not required in order to substantially implement the Proposal, it is noted that the Proponent, in its supporting statement which is not part of the Proposal itself, indicated that the report should include indicators related to measuring <u>social</u> sustainability, in addition to <u>environmental</u> sustainability. While the Company believes that the Sustainability Report alone is sufficient to substantially implement the Proposal, the Company wishes to note that it has also reported to shareholders on social sustainability matters. Specifically, since 2002, the Company has issued an annual (biannual for 2008-09) report on diversity and, more recently, philanthropy. The most recent report, our *2010 Annual Diversity & Philanthropy Report*, is attached as <u>Exhibit C</u> (the "Diversity and Philanthropy Report"). The report is also available on the Company's website at http://www.mgmresorts diversity.com (by clicking on "Diversity Reports").

The Diversity and Philanthropy Report squarely addresses social sustainability, among other topics. For example, the report indicates the following:

- on page 7, that "[w]e reaffirmed our commitment to sustaining our quality of life through our diversity, community and environmental initiatives that are imbedded in our Company identity and belief system";
- on page 7, that "[w]e believe we should and can ignite our employee potential and enrich our workplace, sustain our communities and preserve our environment while we maximize our competitiveness and shareholder value";
- on page 33, that "MGM Resorts has an enduring commitment to sustaining the quality of life in the communities where our employees live and work – through financial contributions, in-kind donations, volunteer service and participation in local civic organizations"; and
- on page 33, that "[s]ustainable host communities are essential for our employees, our customers and therefore our business" and that "[o]ver the past decade our Company, combined with our employee-directed MGM Resorts Foundation, have taken a comprehensive approach to community sustainability, supporting a multitude of nonprofit organizations, agencies and causes – from food, shelter and health care for human sustainability, to education and the cultural arts for talent sustainability, to economic development, environmental sustainability, and more."

The Diversity and Philanthropy report also includes multiple, objective indicators of the Company's progress. Pages 49-57 of the report are dedicated to providing shareholders with objective, numerical data, which allows shareholders to objectively understand the Company's success with respect to its social sustainability efforts.

In addition, the other pages of the report include multiple, objective indicators, including that 11,000 Diversity Champions have graduated from the Company's Diversity Champion Training Workshops with the goal of graduating another 4,000 managers by the end of 2011 (page 17), indicators of social sustainability efforts of certain of our properties (pages 21-27), various numerical data regarding our supplier diversity program, diversity sales program, MGM Resorts Foundation, corporate giving and community service (pages 29-43), as well as the numerous awards and recognition the Company has received in this regard (pages 45-47).

C. The Conclusion that the Proposal has been Substantially Implemented is Consistent with Prior Staff Responses to Substantially Identical and Similar Proposals.

The Staff has previously determined not to recommend enforcement action with respect to substantially identical versions of the Proposal submitted by the same Proponent to other companies that had issued reports similar to the Company's Sustainability Report and/or Diversity and Philanthropy Report. *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (concurring with exclusion where the company already published a sustainability report on its website); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring with exclusion where the company already published a stewardship report on its website).

In addition, the Staff has previously determined not to recommend enforcement action with respect to proposals that are similar to the Proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 3, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); and *PG&E Corp.* (avail. Mar. 6, 2008) (same).

The Company does recognize that there are instances in which the Staff did not permit exclusion on substantial implementation grounds of a proposal that was identical or similar to the Proposal; however, all of those instances are distinguishable from the facts at hand: *Terex Corporation* (March 18, 2005) (company only included on its website its views regarding corporate citizenship and cross-references to its other public disclosures rather than preparing and publishing a report); *Burlington Resources, Inc.* (February 4, 2005) (company had publicly disclosed that it formally commissioned a Corporate Social Responsibility ("CSR") initiative, and envisioned that a "CSR Report" would be an outgrowth of that initiative but had not published a report); and *Wal-Mart Stores, Inc.* (avail. Mar. 29, 2011) (differences between the proposal to require the company's suppliers to publish annual sustainability reports and the scope and manner in which Wal-Mart actually encouraged its suppliers to engage in sustainable practices).

IV.
CONCLUSION

Accordingly, the Company believes that the Proposal has been substantially implemented and may therefore be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(10). The Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

If I can be of any assistance in this matter, please contact me by telephone at (702) 632-9724 or by email to hagopian@mgmresorts.com.

Sincerely,

Andrew Hagopian III

Enclosures

cc: John M. McManus, MGM Resorts International
Kenneth B. Sylvester, Office of the Comptroller of the City of New York

<u>EXHIBIT A</u>

PROPOSAL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

RECEIVED
DEC 08 2011
MGM Resorts International
Legal Department

December 6, 2011

Mr. John M. McManus
Executive Vice President
General Counsel and Secretary
MGM Resorts International
3600 Las Vegas Boulevard, South
Las Vegas, Nevada 89119

Dear Mr. McManus:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund; and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of MGM Resorts International common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester
Assistant Comptroller for
Pension Policy

KS/ma

Enclosures

MGM Resorts International – Sustainability Report Energy Efficiency 2012

Sustainability Report

WHEREAS:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, over 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by September 30, 2012, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

Supporting Statement

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 900 companies use or consult the Guidelines for sustainability reporting.

EXHIBIT B

COMPANY'S SUSTAINABILITY REPORT



GREEN ADVANTAGE

Environmental Responsibility Report 2010

MGM RESORTS INTERNATIONAL™


15
4
1
14
3
2
5
11


6


10


12


13


8


MGM
THE CITY OF
ENTERTAINMENT
7


9

MGM RESORTS INTERNATIONAL™

ARIA 1
Bellagio 2
Circus Circus Las Vegas 3
Excalibur 4
Luxor 5
Mandalay Bay 6
MGM Grand Las Vegas 7
The Mirage 8
Monte Carlo 9
New York-New York 10
The Signature 11
Vdara 12

MGM Macau 13
MGM Grand Detroit 14
Beau Rivage 15
Circus Circus Reno
Railroad Pass
Gold Strike Tunica
Gold Strike Jean





A GLOBAL LEADER IN ENTERTAINMENT AND HOSPITALITY





Thank you for your interest in MGM Resorts and especially for your interest in our Company's commitment to environmental responsibility. As you read further, I hope it becomes apparent that while preparing a report on our environmental responsibility efforts is new to us, our Company's commitment to sustainability certainly is not.

As a leader in the hospitality industry, we have worked for years to identify ways we can operate in a responsible manner. We are proud of what we have accomplished and are excited to share our philosophy and outlook for the future with you.

We view environmental responsibility as recognizing and reducing the impacts of our business on the natural environment. Sustainability is a core company value and we are determined to make sure our actions not only benefit future generations but also result in more efficient operations, lower costs and enhanced company value. This genuine commitment is demonstrated through our continued investment in and expansion of our environmental initiatives, even through the economic crisis.

In the following pages you will learn about the comprehensive environmental responsibility philosophy we call "**Green Advantage**" – a company-wide initiative that proves environmental responsibility and a superior guest experience go hand-in-hand with world-class hospitality and entertainment. Additionally, an overview of our strategic approach as well as details of specific programs is included.

We expect sustainability to be a key driver of organizational innovation within MGM Resorts for years to come. By continuously identifying new ways to operate more efficiently, we drive shareholder value, create a powerful differentiator for guests, and ensure we leave the world a better place for generations to come.

Sincerely,

Jim Murren
Chairman and Chief Executive Officer

OUR PHILOSOPHY

At MGM Resorts we have made a comprehensive commitment to integrate positive environmental change throughout all of our operations while at the same time providing an enhanced guest experience. We call this the Green Advantage.

The Green Advantage centers on the premise that our operations are better when they are greener. We work diligently to develop and deploy environmentally sustainable operating practices that integrate seamlessly into our resorts - practices that are planet conscious without ever compromising on the guest experience.

Our commitment to environmental responsibility makes MGM Resorts better as the implementation of sustainable practices helps us to drive innovation in every corner of our operations and continuously improve our performance. Critical to this commitment is our effort to actively examine our resort properties to find ways to improve our operations and lessen their impact on the environment.

For MGM Resorts, the Green Advantage is our promise that we will strive to:

- Understand our impact on the environment and implement best practices to reduce it
- Ensure that environmental responsibility is a priority at all levels of our organization
- Support sound public policy that creates positive environmental change
- Develop and support business partnerships with companies that share our passion for the planet
- Never be complacent with our accomplishments, but always strive to do more

WET Design's "Focus" water feature at ARIA

THE GREEN ADVANTAGE

OUR COMPREHENSIVE APPROACH

MGM Resorts delivers on our commitment to continually improve our environmental responsibility efforts by utilizing a comprehensive approach across all of our business operations. We assess our operations, create strategic plans for implementing environmentally responsible business practices, engage subject matter experts, and identify our core impact areas.

ASSESSMENT

We study every level of our organization and work collaboratively with our employees, from chefs to dealers, financial analysts to engineers, property managers to housekeepers, entertainers to concierge, to integrate more sustainable solutions into every facet of the company, to make our environmental commitment a reality.

This analysis enables us to gain a thorough understanding of our properties and make an accurate assessment of their environmental impacts. In making this assessment, we have been able to uncover opportunities to develop more environmentally responsible solutions that help us achieve absolute reductions in our environmental footprint.

STRATEGIC PLANNING

We created a robust strategic plan for sustainability to define the opportunities and actions we needed to take to achieve significant results. This effort resulted in the identification of hundreds of best practices that made our business greener. Equally important, the strategic plan established a baseline against which we can track our progress and accomplishments, and hold ourselves accountable to focus on continuous improvement.

EXPERTS

A plan, however, is only as good as the people executing it, and our people are the best. The Energy and Environmental Services Division (EESD), which is charged with implementing our strategic plan, is comprised of sustainability-minded individuals with a wide range of backgrounds and skill sets that form the foundation of our environmental responsibility program. From the start, our team has consulted with nationally acclaimed experts to help implement our strategy, worked with LEED consultants to achieve excellence in green building design and construction, and learned from policy experts who advise us on current and future legislative actions that will have a direct impact on our business. The EESD team also works closely with local and regional experts in areas such as emissions, air quality, utilities and energy management to identify opportunities where we can cut our resource use.

At each of our resorts, Green Teams have been formed to help the company implement its strategic plan by creating, implementing, measuring and executing sustainability initiatives across the five core areas of focus. The Green Teams are comprised of individuals from a diverse group of function areas throughout the resort. The Green Teams also play a key role in sharing sustainable solutions with fellow employees and guests in order to increase the breadth and depth of our environmental programs.

INNOVATION AND OPERATIONS

We embrace our responsibility for environmental stewardship and are committed to integrating sustainable business practices into our core values.

Looking at our operations through the lens of sustainability has led to exciting advancements and the use of innovation and technology throughout our hotels, restaurants, convention centers and entertainment venues.



CNG LIMOUSINES

We commissioned the first fleet of compressed natural gas (CNG) limousines in the world. Our stretch limos burn less fuel and produce less harmful emissions.



CONVENTION CENTER

We added highly efficient programmable lighting in Mandalay Bay's Convention Center. The technology incorporates the most advanced controls creating magnificent lighting effects for trade shows and conventions.



Cirque du Soleil

KÀ THEATRE STAGE

The hydraulics at Cirque du Soleil's KÀ Theatre use a non-petroleum, vegetable-based oil to power the world famous stage. When it's time to change the 6,000 gallons of oil we send it all to recycling centers that convert it to heating oil.



SLOT MACHINES

We installed one of the first LED lighting kits in our slot machines. Thousands of machines now have longer, brighter lives; plus, we have significantly reduced the machine's heat and energy consumption.

THE GREEN ADVANTAGE
ENHANCING OUR GUESTS' EXPERIENCE

Our guests are gaining a more sophisticated understanding of what it means to be green every day, and they are looking to give their business to a company that shares the same philosophy toward environmental responsibility. Our guests are embracing the Green Advantage because they can extend their own efforts to be environmentally responsible when they stay with us. MGM Resorts has implemented leading technologies and practices that integrate energy and water efficiency into guest rooms, restaurants and entertainment venues.

Guests take part in the Green Advantage, too. By participating in the towel and linen reuse programs at our resorts, guests reduce water use by millions of gallons a year. Guests reduce energy consumption by utilizing sophisticated in-room technology to set rooms to optimal temperatures. Dining at world-class restaurants is also friendlier to the environment, with a growing array of organic and locally grown selections.

By providing opportunities for guests to extend their environmental responsibility efforts, together we can leverage our size, scale and values to exponentially benefit the environment and local community.


78°
70°



Paraben and sulfate free amenities

Our guests share in the Green Advantage.

THE GREEN ADVANTAGE IN ACTION

RESORTS

When you stay at one of MGM Resorts International's world-class resorts you enjoy an unparalleled guest experience. We believe integrating environmentally responsible business practices into our operations complements a luxurious guest experience.

Sustainability is woven into our employee culture and our business operations, though the majority of the efforts happen behind the scenes. Take recycling, for example. We have been separating and reusing valuable materials such as plastic, glass, paper, cardboard and metal in back-of-the-house areas for years.

But not all of our initiatives are behind the scenes. Here are some of the advantages that make our hotels greener:

- Water-saving sheet and towel reuse programs
- Superior water-efficient showerheads, faucets and toilets
- Energy-efficient lighting throughout many areas of our resorts, casinos and guest rooms
- Upgraded ventilation equipment and low volatile organic compound paints and glues that enhance thermal comfort and indoor air quality
- Limousines that run on compressed natural gas instead of gasoline

RESTAURANTS

When enjoying a delicious meal, snack or drink in one of our 165 restaurants, patrons are assured that our commitment to operating our restaurants in an earth-friendly manner runs deep.

Our restaurants offer ambiance and worldly flavors prepared in unique and surprising ways that delight the palette. The world's most sought-after chefs share a commitment to sustainability and instill this philosophy in their staffs. From sustainable and organic menu selections to highly efficient kitchen equipment, our patrons enjoy exceptional experiences every day.

We believe a greener kitchen is a more efficient kitchen. Here are some of the advantages that make our kitchens greener:

- We work closely with our vendors and suppliers to ensure that the food we serve is of the highest quality and sourced responsibly.
- We offer organic, sustainable and vegetarian food options, organic beverage options, and use environmentally responsible cleaning products at many of our establishments.
- Inside our kitchens one will find water-saving equipment and guidelines.
- Our kitchens separate and recycle valuable commodities such as aluminum, cardboard, glass and cooking oil.
- Food scraps are sorted inside the kitchens and sent to local businesses and farmers for composting material and livestock feed.



Bellagio Conservatory and Botanical Gardens


BELLAGIO
OUR CONSERVATION EFFORTS SUPPORT LIVING IN THE DESERT
In alignment with this effort, we will make your bed with existing linens to conserve millions of gallons of water each year. When you wish to have your linens changed, please place this card on your bed. As standard practice, linens are always replaced upon guest departure.
We also offer you the choice to reuse your towels. Please proceed to hang your towels if you wish to use them again. Towels left on the floor will be replaced.
Thank you for supporting our dedication to sustainability and helping us make a difference.

Towel and Linen Reuse Program at Bellagio

MEETINGS

MGM Resorts International offers more than 3 million square feet of meeting space throughout our resorts featuring dramatic ballrooms, cozy breakout rooms, and sophisticated boardrooms. Our experience and expertise in this business is unrivaled, and we consistently exceed our customers' high expectations.

Meeting and convention planners, and their clients and organizations, are more conscious than ever about how to make their events more sustainable. In order to meet those needs, we are increasing our greener offerings to create a more environmentally responsible experience that never compromises on quality or luxury.

We are collaborating with green meetings organizations to identify and implement the best green meetings practices and evaluation tools. The result is that no one does green meetings better than MGM Resorts International. Our green meetings and convention practice offerings include:

- Energy-efficient lighting in key meeting areas
- Comprehensive post-event recycling programs
- Organic and sustainable menu options
- Bottled water alternatives, such as on-site filtered water, pitchers and coolers
- Regular audits of our energy use in order to measure and improve our energy efficiency
- A Teacher Exchange Program in which we gather all unused meeting materials (i.e. pens, paper, etc.) and donate them to local schools

RETAIL SHOPPING

When guests are looking to unwind, MGM Resorts International provides the ultimate in retail therapy. More than 350 stores located throughout company resorts offer a variety of items, selling everything from mints and gum to designer fashion and precious jewelry.

While Crystals at CityCenter is one of the most exciting and sustainable retail destinations in the world, earning a LEED Gold certification, the retail division of MGM Resorts International is working tirelessly to reduce the environmental impacts of the overall operation.

Here are some of the advantages that make our retail operation green:

- We changed delivery routes, eliminating the need for two delivery trucks and saving fuel and unnecessary trips
- We recycle all cardboard boxes from product packaging and reuse plastic shipping totes to minimize the amount of required packaging
- We educated our retail tenants about the benefits of pursuing LEED certification for commercial interiors
- We are working with distributors to eliminate individual product packaging such as plastic bags on polo shirts
- We eliminated Styrofoam from the distribution center

THE GREEN ADVANTAGE
FOR FUTURE GENERATIONS

At MGM Resorts we believe leading corporations have a responsibility to protect the planet. Strategic environmental programs, like the Green Advantage, serve as a vehicle between the aspirations of the green movement and tangible business practices that impact our planet. Our efforts to improve the sustainability of our business have resulted in reductions of more than 55,000 metric tons of CO_2E emissions and nearly 200 million gallons of water each year.

Our strategic plan for environmental responsibility defines opportunities and actions we need to implement to achieve significant results. Our plan, and its hundreds of best practices, is guided by five core areas of focus that help us to be more sustainable. Equally important, our plan established baselines against which we can track our progress and accomplishments, and set targets to drive continuous improvement.



Our five core focus areas are:

1. **Energy and Water**
2. **Green Building**
3. **Waste and Recycling**
4. **Supply Chain**
5. **Outreach and Education**

Each resort is challenged to create, implement and measure initiatives across each core area. Collectively, these efforts have had a significant impact in our communities today and on future generations.



We have:

- Dramatically **reduced** our energy use
- **Saved** more than 200 million gallons of water
- Built the world's largest **LEED** Gold development
- Tripled our recycling rate to **33.2%**
- Inspired more than **61,000** employees


ELECTRICITY USE (IN MILLIONS OF KWH)
2010 1,093 244
2009 1,108
2008 1,155
2007 1,187
WATER USE (IN MILLIONS OF GALLONS)
2010 4,107 525
2009 4,244
2008 4,362
2007 4,696
WASTE RECYCLING (IN TONS)
2010 25,744 7,934
2009 21,380
2008 16,395
2007 11,328
Data represents domestic operations only

For MGM Resorts, the Green Advantage is our promise that we will strive to:





ENERGY WATER

GREEN BUILDING

WASTE RECYCLING

SUPPLY CHAIN

OUTREACH EDUCATION

2010 marks the fourth straight year in which we have formally implemented sustainable solutions to become more efficient and reduce energy and water usage.

&

With many of our resorts located in Las Vegas, we believe it is our responsibility to conserve energy and water resources. MGM Resorts has reduced energy consumption and conserved water across all operations for each of the past four years. During that time we have saved over 140 million kilowatt hours (kWh) of electricity, the equivalent of taking 12,100 U.S. homes off the grid, and reduced consumption of potable water by millions of gallons.

Cactus Garden at ARIA Reso

Select Highlights

- Bellagio's marquee lighting was retrofitted with bulbs that use 50% less energy, saving 385,000 kWh annually; the equivalent of 32 homes.
- Superior showerheads, faucets and toilets installed throughout CityCenter equate to water savings of nearly 30% without compromising performance. Our water savings at CityCenter alone offset the annual water consumption of more than 200 households.
- Excalibur removed 27,000 square feet of grass near sidewalks and public areas and replaced them with high quality synthetic turf to save 1.7 million gallons of potable water annually.
- Luxor and MGM Grand both installed AutoFlame computerized combustion controls on the natural gas fired boilers in their respective central plants. The upgrade reduces our need for natural gas to heat water.
- The Circus Circus Las Vegas "Lucky the Clown" sign marquee retrofit replaced more than 15,000 bulbs saving more than 2.2 million kWh annually, or the equivalent of taking 183 average U.S. homes off the grid.



Case Study

MGM Resorts International Makes History by Implementing a One of a Kind Combined Heat and Power (CHP) Plant

BACKGROUND

When MGM Resorts began planning the construction of CityCenter, one of our first objectives was to strategically assess how the 67-acre campus would procure its power while reducing its environmental impact and conserving resources. In order to achieve this objective, we designed and built a unique cogeneration, or combined heat and power (CHP) plant, the first on the Las Vegas Strip. CityCenter's 8.2 megawatt CHP plant features jet-turbine engines, each as large as a city bus, that produce electricity and heat water. Excess heat from the generation of electricity is not wasted by exhausting it into the atmosphere, but rather we capture it to heat all of the water for showers, swimming pools, cooking, and other uses at ARIA, Vdara, Mandarin Oriental, VEER, Crystals, and the Convention Center.

RESULTS

Today, CityCenter contributes almost a third less of the greenhouse gas emissions than it would have emitted without the CHP plant. The CHP plant has made energy use far more efficient than any other technology currently on the market. Heating water through cogeneration, rather than using traditional boilers, means using less energy, thereby creating savings equivalent to taking 3,000 U.S. homes off the grid.

The CHP plant at CityCenter successfully meets the core objectives of our sustainability initiatives by demonstrating that innovation derived from environmental responsibility reduces environmental impacts and operational costs while simultaneously creating a superior guest experience.


U.S. GREEN BUILDING COUNCIL
2009

environmentally sustainable, mixed-use new construction development in the world.





According to the United States Department of Energy, buildings annually consume more than 30% of the total energy and more than 60% of the electricity used in the United States, energy and electricity generated from mostly fossil fuels. Green building is vital for addressing the ever growing need to burn more fossil fuels for energy and electricity by improving resource efficiency and by integrating the generation of more benign forms.

LEED display in ARIA Convention Center

With that understanding in the forefront of our efforts and operations, all of MGM Resorts' properties integrate elements of green building, both with regard to new construction and renovations. No accomplishment in this area is greater than CityCenter. CityCenter set a leadership standard for responsible green building in Las Vegas and throughout the hospitality world. We are committed to operating processes that are environmentally responsible and resource efficient throughout a building's entire lifecycle, beginning with planning and design, through its construction, operations, maintenance and upkeep, renovations and even demolition.

Select Highlights

- The construction of CityCenter used more than 10 different suppliers of Forest Stewardship Council (FSC)-certified wood, making it the greatest use of FSC-certified wood in a single project in the United States.
- At ARIA, we have dramatically increased the air quality in the resort and casino by improving the ventilation with innovative technology where air flows from the floor up.
- MGM Resorts developed sustainable design and construction standards for future renovations and remodels of our properties.
- Crystals retail district and ARIA's two lobbies both incorporate ample amounts of natural sunlight, enhancing the guest experience and reducing the need for lighting during the day.
- The New York-New York lighting retrofit project resulted in annual electricity savings of 3.2 million kWh, or the equivalent of taking 267 U.S. homes off the grid.



Case Study

CityCenter: The World's Largest Private Sustainable Development

BACKGROUND

In 2005, MGM Resorts embarked on a journey to create a small city of sustainable hotels, residences, spas, restaurants and retail stores. Our goal was to achieve LEED (Leadership in Energy and Environmental Design) Silver certification from the U.S. Green Building Council (USGBC), an organization that is committed to a prosperous and sustainable future for our nation through cost-efficient and energy-saving green buildings. One challenge we faced was how to recycle all of the waste from the project. At the time, no firms in Las Vegas had the capability to meet LEED green building standards for construction and demolition waste.

RESULTS

When it opened in December 2009, CityCenter met and surpassed all of our goals and expectations. CityCenter achieved six LEED Gold certifications, making it the largest environmentally sustainable, mixed-use new construction development in the world. In the process, CityCenter forever changed how commercial and industrial recycling would be handled in Las Vegas.

We partnered with a local recycler and helped it build a facility and purchase the needed equipment in order to meet the LEED standards and handle the volume of waste generated at CityCenter. In the process, we identified new ways to reuse materials that historically had been thrown away. Today, construction sites all over the city are greener, and the construction waste recycling industry in Las Vegas is thriving with competition because of the impact CityCenter had in developing the market.

CityCenter diverted 285,926 tons of material from the landfill during construction; a 93% diversion rate.


LANDSCAPE
WASTE
ONLY

All of MGM Resorts' Las Vegas resorts have successfully decreased the amount of waste sent to landfills and increased their recycling rates.

WASTE & RECYCLING

With millions of visitors to our resorts each year, we recognize the importance of reducing, reusing and recycling the waste generated at our resorts. Our waste management efforts are responsible for reducing the amount of materials entering our resorts and reusing excess supplies, furnishings and other equipment. All of our Las Vegas resorts have robust recycling programs that separate and recycle valuable materials, such as plastic, glass, paper, cardboard and metal. 2010 represented a record year for the company's recycling program; we recorded our highest recycling rate to date: 33.2%.

ARIA's on-site horticulture center with New York-New York in the background

Select Highlights

- In 2010, CityCenter's recycling program successfully recycled 7,900 tons, or 55.2% of its waste - a Las Vegas record for a resort of its size. Our other Las Vegas resorts recycled another 25,700 tons, a 20% increase over 2009 and a 57% increase over 2008.
- In 2010, Mandalay Bay recycled more than 5,000 tons of waste property-wide, and more than 92% of the waste generated from shows inside the Mandalay Bay Convention Center was diverted from the landfill.
- Since 2007, a corporate-wide waste management program has resulted in an annual reduction of 5,148 compactor pulls, which translates to more than 257,400 diesel truck miles avoided, in turn preventing the emission of approximately 720 tons of carbon dioxide annually.
- Our restaurants and kitchens send hundreds of tons of food scraps to local farms and composting facilities for use in livestock feed and compost.
- Glass recycling at the Las Vegas resorts has been so successful that we were recognized with the "2010 Friend of Glass Award" from the Glass Packaging Institute for recycling more than 3,600 tons of glass in 2010.



Case Study

MGM Grand Las Vegas Swaps Trash Cans with Recycling Bins at Restaurants and Bars

BACKGROUND

In early 2009, MGM Grand Las Vegas set out to implement a true upstream recycling program at its Craftsteak restaurant. The goal was to increase recycling efficiencies by replacing the kitchen's trash cans with color-coded bins for clear glass, tinted glass and food scraps. Sorting at the source had been proven elsewhere to reduce contamination and increase recycling.

RESULTS

The program was an immediate success. All trash cans at Craftsteak were replaced with recycling bins, and the employees enthusiastically embraced the program and encouraged others to participate. Capitalizing on the momentum, MGM Grand Las Vegas rolled out the upstream program to its other restaurants and bars, including Diego, Pearl, and SEABLUE, just to name a few. Upstream sorting has almost doubled the amount of food scraps and glass that the resort recycles. It has also been a great way for the entire kitchen staff to be directly involved in the Green Advantage; making a difference for our business, customers and planet.

We are committed to working with our suppliers to help them examine the lifecycle of their products, from the raw materials used in manufacturing all the way through to the reuse and recycling phases.

SUPPLY CHAIN

A key facet of our commitment to environmental responsibility is partnering and working closely with our suppliers to limit our environmental impact across multiple areas of our business operations. As part of our comprehensive approach, we engage in sustainable purchasing practices and consider the raw materials, logistics, and product's environmental performance when making our buying decisions. Focusing on our supply chain enables us to help our suppliers increase their capabilities to provide more sustainable products and solutions to their customers, and in turn to our customers as well.



Reclaimed barn wood integrated into ARIA Convention Center

Select Highlights

- MGM Grand Las Vegas tracks "green-friendly" vendors in its purchasing database to easily identify sustainable companies and products.
- Mandalay Bay's Shark Reef Aquarium has partnered with Monterey Bay Aquarium to educate visitors on the importance of making sustainable seafood choices. Additionally, rm seafood at Mandalay Bay made a commitment to use only sustainably caught seafood.
- Monte Carlo and other Las Vegas resorts have converted to environmentally friendly, citrus-based (non-ammoniated and non-bleach based) cleaning products.
- Grocery vendors have committed to deliver 90% of all items to Luxor through a maximum of two distributors, resulting in reduced transportation mileage to and from distribution centers.



Case Study

Greening the Supply Chain: When what you Need Doesn't Exist, Create it!

BACKGROUND

At MGM Resorts, we are committed to providing our guests with environmentally responsible experiences and service offerings that never compromise on luxury. When it came time to choose a low-flow showerhead for the CityCenter resort, our design teams were unsatisfied with the products currently on the market. The products that met our sustainability standards did not provide a luxurious enough shower experience, and the ones that met that experience did not meet our sustainability standards. We had the same challenge when it came to limousines; no one made a limousine that burned cleaner fuel. So when we were unable to source environmentally conscious products, we decided to work with our suppliers to innovate, design and build them.

RESULTS

At CityCenter, we worked closely with Delta to design a showerhead that met both our sustainability and luxury standards. We then commissioned Delta to manufacture new showerheads for each CityCenter hotel room and condominium equating to water savings of more than 30% without compromising performance. We also worked closely with Krystal Enterprises to develop a limousine that runs on compressed natural gas, which burns much cleaner than regular fuel products. As a result, ARIA now boasts an entire fleet of environmentally conscious limousines.

MGM Resorts and its 61,000 employees share a commitment to sustainability, diversity and philanthropy. Our education and outreach programs are improving our communities and making our planet greener for the generations to come.

OUTREACH & EDUCATION

MGM Resorts' sustainability communications initiative is focused on educating employees, guests, suppliers and community members about what sustainability is, how it affects the tourism industry, and what each and every one of us can do to create a greener planet. We believe that when we communicate with and educate our key stakeholders about the advantages of becoming more sustainable at home and at work, our values extend into the fabric of our communities. As a result of our efforts, many people are learning how to incorporate more sustainable practices into their everyday lives. We call our outreach and education program, "Conservation Begins at Home."



Secret Garden and Dolphin Habitat at The Mirage

Select Highlights

- Bellagio hosts an annual "Conservation Begins at Home" event in its employee dining room for a full day. Employees are invited to learn about recycling, energy and water conservation, and more. Multiple departments create displays for how they are greening their business operations.
- Mandalay Bay hosted an Earth Day event for employees, guests and the general public. NV Energy, The Nature Conservancy and UNLV participated along with many other for-profit and non-profit organizations.
- Monte Carlo has replaced all mailed guest communication with email. The resort also launched an employee "Green Thinking" campaign that trains employees to think about environmentally sensitive practices while at work as well as at home.
- All resorts issue green tips and updates periodically in their daily, weekly and monthly employee newsletters and publications.
- Each year we participate in the global Earth Hour event by turning off all tower wash lighting, marquees and signs at each of our Las Vegas resorts. We demonstrate that people, businesses and governments world-wide can make a significant contribution to overcoming our environmental challenges.



Case Study

Seeing Is Believing

BACKGROUND

In 2009, we partnered with the U.S. Department of Energy to bring the Living Zero Home Tour to Las Vegas. The Living Zero Home Tour is a state-of-the-art display featuring the latest in energy-efficient technology for the home, and an excellent complement to our "Conservation Begins at Home" employee awareness program.

RESULTS

For three days, The Living Zero Home Tour was prominently featured on the Strip in front Luxor and the public was encouraged to visit. Inside, it showcased hundreds of great energy-saving tips and technologies, and displayed the latest in energy-efficient appliances, windows and lighting to show how to reduce one's carbon footprint and decrease utility bills. For employees, The Living Zero Home Tour provided an opportunity to see firsthand many of the initiatives they had heard about in their "Conservation Begins at Home" training sessions, and they were reinvigorated to implement these changes in their own homes and at their workplaces.





THE ROAD AHEAD



At MGM Resorts, we hold ourselves accountable to a process of continuous improvement and innovation across our organization, setting a new paradigm for environmental responsibility in the hospitality and gaming industry.

While we are proud of our efforts and pleased that others continue to recognize our hard work and accomplishments, we are committed to setting targets that are both achievable and ambitious. With this in mind, we are sharing with you what we believe to be the opportunities for upholding our commitment to making the world a better place for our community today and for future generations.

TARGETS FOR 2012

By the end of 2012 MGM Resorts commits to:

- Reduce our total annual energy consumption by 3% from current levels
- Increase our company-wide recycling rate above 40%
- Reduce our water consumption by 3% from current levels
- Increase the sustainable attributes of the top 10 products we procure by spend
- Certify all MGM Resorts properties through the Green Key Eco-Rating program

THE BIGGER PICTURE

While MGM Resorts is committed to achieving its near-term targets, we will continue to make progress beyond reductions in energy and water, and increased recycling rates and product sustainability. We believe there are significant green advantages to stretching beyond the norm and to being the leader in our industry. To support the development of our five year environmental responsibility goals, we will be working toward continuous improvement in our efforts, including:

Employees
The collective power of our 61,000 employees has the power to create real change and make a real difference. Therefore, we believe that engaging and educating our entire employee base on environmental responsibility at home and in the workplace will greatly affect how sustainable our company and community will be in the future. While our programs have been successful in their efforts to date, we will develop and expand these efforts to provide comprehensive environmental responsibility training to all employees through new and existing programs, fairs, training modules and classes.

Green Building
MGM Resorts' commitment to green building does not stop with CityCenter's LEED Gold certifications. We are dedicated to including green building practices in all future room, casino and resort renovations. Our goal is to achieve further LEED certifications from the United States Green Building Council and to expand the standard green specifications for all renovations and new construction.

Renewable Energy
We understand that our energy consumption is our greatest impact on the planet. Currently, we buy the majority of our energy from the utilities that use a mixture of fossil fuels and renewables and are therefore held to their level of energy diversification. However MGM Resorts is constantly researching the most innovative technologies behind solar, wind, and waste-to-energy and will continue to collaborate with industry experts to find ways to diversify our consumption with the latest energy solutions. Our goal is to incorporate clean energy from solar, wind and waste into our energy portfolio.

Customer Engagement
We recognize our responsibility to educate our employees on the benefits of being green, but we also realize that we have the unique opportunity to engage the millions of guests who visit our resorts. We will use the Green Advantage to demonstrate how we are green and how our customers can join us in our efforts to make the planet a better place.

Greenhouse Gas Emissions
MGM Resorts calculates our Scope 1 and Scope 2 greenhouse gas (GHG) emissions, as defined by the World Resources Institute and the World Business Council on Sustainable Development, and reports these emissions annually to the Carbon Disclosure Project. Scope 1 and Scope 2 emissions inventories encompass one's consumption of electricity, natural gas, propane, fuels, refrigerants and steam. Scope 3 is a much broader category and will include upstream and downstream GHG emissions from sources such as our guests travel methods, transportation of our goods and materials, emissions from our waste, and more. Our goal is to identify relevant Scope 3 emissions and understand their impacts on our business.

AWARDS & RECOGNITION

MGM Resorts is humbled by the ample recognition that we have received from leading councils, societies, institutes and agencies. This listing of certifications, awards and memberships and partnerships is a true testament to our commitment to limiting our environmental impacts and to making our world a better, cleaner place for many generations to come.

CERTIFICATIONS

Six LEED Gold Certifications
CityCenter earned the prestigious Leadership in Energy and Environmental Design – New Construction (LEED-NC) Gold certification rating for six buildings within the CityCenter campus in 2009. LEED certification is awarded by the U.S. Green Building Council based on a project's environmental design, construction and operations. Today, CityCenter is the largest LEED-NC Gold certified project in the world and is truly a groundbreaking achievement in the gaming and hospitality industry.

Twelve Green Key Eco-Ratings
The Green Key Eco-Rating Program, the largest program evaluating sustainable hotel operations, awarded 12 MGM Resorts properties the distinguished Green Key designation of green business operations. These resorts are the first in Nevada and Michigan to receive Green Key ratings, which are based on a scale of one to five Keys, with five Keys being the highest ranking. Results are based on a comprehensive evaluation of the hotel's sustainability efforts.

AWARDS

2010 Earth-Minded Award
The American Society of Interior Designers and Hospitality Design Magazine honored CityCenter's ARIA with the 2010 Earth-Minded Award, which recognizes innovative and sustainable design in hospitality. ARIA earned the award for its materials selection, resource efficiency, recycling management, environmental management systems, employee practices, and overall guest experience.

2010 Best Green Owner
The Las Vegas Business Press presented MGM Resorts with the 2010 Best Green Owner Award for CityCenter. The award recognizes businesses and businesspersons for their leadership and commitment to developing best green business practices that benefit the local community and environment.

2010 "Friend of Glass" Recycling Award
The Glass Packaging Institute recognized MGM Resorts as a model in the hospitality industry for its achievements and innovative efforts toward glass container recycling.

2009 Forest Stewardship Council Award
The Forest Stewardship Council (FSC) honored CityCenter's designers and builders with the 2009 FSC Award for their commitment to using FSC-certified wood and creating a marketplace that promotes environmentally appropriate, socially beneficial and economically viable forest management. With more than $41 million worth of FSC-certified wood, CityCenter represents the greatest use of FSC-certified wood in a single project in the United States to date.

2006 SNWA Water Hero Award
MGM Resorts received the 2006 Southern Nevada Water Authority Hero Award after implementing many water conservation programs, including turf removal and upgrades to the resorts' showerheads and cooling towers. MGM Resorts recognizes that its Las Vegas resorts operate in a desert environment and is making tremendous efforts to conserve this precious resource.

MEMBERSHIPS & PARTNERSHIPS

U.S. Green Building Council
MGM Resorts is a member of the U.S. Green Building Council, a nonprofit organization committed to a prosperous and sustainable future for our nation through cost-efficient and energy-saving green buildings.

CARBON DISCLOSURE PROJECT

Carbon Disclosure Project
MGM Resorts participates in the Carbon Disclosure Project, a database that tracks and reports on voluntary disclosures of corporate greenhouse emissions, by providing detailed carbon data each year since 2008.

EPA WasteWise
MGM Resorts is a partner of the Environmental Protection Agency (EPA) WasteWise program, a free, voluntary program through which organizations eliminate costly municipal solid waste and select industrial wastes, benefiting their bottom line and the environment.

EPA's Combined Heat and Power Program
MGM Resorts is a partner of the EPA's Combined Heat and Power (CHP) Partnership, a voluntary program seeking to reduce the environmental impact of power generation by promoting the use of CHP. CityCenter is partially powered by a highly efficient 8.2 megawatt CHP unit.

Green Chips
MGM Resorts is a founding partner of Green Chips, a unique public/private non-profit organization dedicated to the promotion and education of environmental responsibility in southern Nevada.

Commercial Real Estate Energy Alliance

Commercial Real Estate Energy Alliance
MGM Resorts is on the steering committee of the Department of Energy's Commercial Real Estate Energy Alliance. The alliance brings together portfolio owners and operators to promote research, technology, and best practices that will improve the energy efficiency of commercial real estate buildings.

ENERGY AND ENVIRONMENTAL SERVICES DIVISION

PUBLIC AFFAIRS

INVESTOR RELATIONS

MGM RESORTS INTERNATIONAL

www.mgmresorts.com/environment



MGM RESORTS INTERNATIONAL™

This report is printed with soy-based ink on FSC-certified paper containing 25% recycled post-consumer fiber.

FSC PRINTED WITH SOY INK

EXHIBIT C

COMPANY'S DIVERSITY & PHILANTHROPY REPORT


2010 Annual Diversity
& Philanthropy Report
MGM RESORTS
INTERNATIONAL™


OUR
DIVERSITY &
INCLUSION
MISSION

In order for MGM Resorts to be first and best, we accept the accountability to acknowledge and value the contributions of all people.

In order for MGM Resorts to be first and best

- We must strive to maximize shareholder value.
- We must promote the growth of our Company.
- We aim to be the company of choice for employees and customers.

We accept accountability

- We all have a role to play.
- We are all responsible, no matter what our position, no matter what our title.
- We all commit to do our best to achieve this mission.

To acknowledge and value the contributions of all people

- Every employee and every guest adds value to our Company.
- What we have in common binds us together, giving us a competitive advantage.
- We all commit to do our best to achieve this mission.

Our Diversity Principles

- *Be First and Best*
- *Be Considerate*
- *Value Others*
- *Be Understanding*
- *Be Respectful*
- *Be Inclusive*

"We have become not a melting pot but a beautiful mosaic. Different people, different beliefs, different yearnings, different hopes, different dreams."

– Jimmy Carter



About Our Cover Mosaic

Our cover is a visual mosaic of pictures of our teammates, properties, events and experiences at MGM Resorts International in 2010 woven together in the shape of our diversity and inclusion lion mascot. The images together depict the rich diversity of our team and our Company culture.

For more information regarding our Diversity and Philanthropy Initiatives:
MGM Resorts International
Corporate Diversity & Community Affairs Department
3260 Industrial Road, Las Vegas, NV 89109
MGMResortsDiversity.com

Author and Executive Editor: Phyllis A. James
Contributing Editors: Debra Nelson, Jocelyn Bluitt-Fisher, Maria Jose Gatti, and Kameelah Shareef
Researcher: Detrick Sanford

The Annual Diversity & Philanthropy Report was produced by the following minority business enterprise:
Crear Creative Group, Las Vegas, NV · CrearCreative.com

Unless otherwise referenced, all photographs of individuals included in this report depict employees of MGM Resorts International.

Table of Contents

2010 MESSAGE

MGM RESORTS INTERNATIONAL



Jim Murren
Chairman
& Chief Executive Officer



Alexis M. Herman
Chair, Corporate Social
Responsibility Committee

2010 was another dynamic chapter in the anthology of our Company's evolving history and culture. We embraced a new vision statement which declared in part: "We embrace innovation and diversity to inspire excellence." We reaffirmed our commitment to sustaining our quality of life through our diversity, community and environmental initiatives that are embedded in our Company identity and belief system. We formally adopted the solid principles of integrity, engage, entertain, excellence, inspire and teamwork – which fortified us in our struggle to prevail over the recent Great Recession, and will continue to anchor our business operations.

As you will read in our report, these principles were in full swing at our Company in 2010. Even as our recovery from the adversity of the recessionary economy progressed, our results demonstrate that practicing diversity and inclusion as an essential element of our major business functions yields substantial business benefits to our Company.

Beyond that, our greatest challenge and our greatest opportunity lie in how we capitalize on the tremendous diversity of our teams to boost innovation in all dimensions of our Company. Among the most striking highlights in our report are our prodigious Diversity Councils, which manifest the true spirit and synergy of diversity. Comprised largely of our Diversity Champions, our councils have become genuine proving grounds for experimentation and innovation. They are fostering greater employee engagement in our Company and community, greater communication and greater team building in new and creative ways. We have only begun to tap the immense resources that our diversity councils present for advancing our culture and our business mission.

Likewise, the astonishing array of our philanthropic endeavors displayed in these pages conveys the vigor of our community engagement – not only through contributions to community nonprofits, but through our service to the matrix of institutions and organizations that are the lifeblood of our communities.

All of this reflects the extraordinary efforts of our employees – our teammates – throughout our enterprise. Our report proves once again that our Company's success is driven by our people and their steadfast focus on achieving results – no matter how difficult the task. For this, we extend an enormous thank you to our team, for the extra mile you walk everyday beyond your regular job duties. You make us extremely proud, year after year, and your excellent accomplishments in 2010 are no exception.

As we finalized our 2010 report, we received the news of the passing of our former Chairman and Chief Executive Officer Terry Lanni. Rather than mourn his loss, we celebrate the powerful vision and legacy that he left us – the values of character, integrity, excellence, courage and charity that he exemplified. Without a doubt, the greatest legacy he bequeathed us is our Company's diversity and inclusion initiative, rooted in the deep and abiding respect he held for all of humanity. Among other things, we will honor Terry's seminal contributions to our Company by establishing an annual award – the J. Terrence Lanni Award, or simply the "Terry" Award – that will recognize the one employee in our Company we believe has best demonstrated the values for which he stood, both in words and deeds.

In 2010 we celebrated the 10th anniversary of our Company's diversity initiative. We know there are still those who ask: "Isn't a decade of diversity enough? Haven't we accomplished what we needed to, and isn't it time to move on to something else?" Our response is a resounding NO. As far as we believe we have traveled with this initiative, we have only scratched the surface. We reaffirm the rich heritage of our diversity and philanthropy initiatives – for their intrinsic worth, and as pillars of the broader mantle of social responsibility that is an integral part of our Company vision. We believe we should and can ignite our employee potential and enrich our workplace, sustain our communities and preserve our environment while we maximize our competitiveness and shareholder value. In the coming years, this renewed pledge will frame our Company activities and our future reporting. Together we will remain united through our diversity, united in caring for our communities and united in protecting our planet for future generations.

Jim Murren
Chairman & Chief Executive Officer

Alexis M. Herman
Chair, Corporate Social Responsibility Committee


employee
volunteer program
MGM RESORTS

INTRODUCTION

Our Diversity and Inclusion Initiative is an integral part of our Company's character and commitment as a responsible corporate citizen. In 2010 we celebrated the 10th anniversary of this award-winning Initiative, marking a decade of evolution, endurance and excellence in this business imperative. It has become a core part of our Company identity – we have embedded the diversity paradigm into our core values, major business systems and operations.

Leveraging the diversity of viewpoints and experiences of our multicultural, pluralistic team members to inspire and recognize the unique contribution of each of them is the essence of inclusion. In today's competitive global economy, diversity and inclusion are key drivers of our culture of mission engagement, innovation and peak performance among our teams.




DIVERSITY
MGM MIRAGE

Just as important is our unwavering commitment to our host communities. Our business and our communities share a common destiny: the success of each of us is bound up with the strength of the other. Community engagement is thus an integral part of our Company creed. We enrich our social fabric by philanthropic contributions and volunteer service to a myriad of organizations and causes. Throughout our MGM Resorts enterprise together we are united in caring for others.

LEADERSHIP IN ACTION



"Teamwork is the ability to work together toward a common vision. The ability to direct individual accomplishment toward organizational objectives. It is the fuel that allows common people to attain uncommon results."

– Andrew Carnegie

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



CHAIRMAN'S DIVERSITY ROUNDTABLES

Our Company's top leadership recognizes that diversity and inclusion are much more than a set of policies distributed over the Internet. Our leaders are personally engaged – setting the tone at the top, visible, frequently vocal about the importance of these values to our Company culture, explaining how these values drive our business mission and success, and listening and responding to the questions and concerns of our employees.

We designed our Chairman's Roundtables series as a forum for a cross-section of team members (by job classification, demographics and management/non-management) to have interactive dialogue directly with our senior leadership about our diversity and philanthropy initiatives. In 2010 we continued this series of discussions, hosted by Chairman and CEO Jim Murren, director Alexis M. Herman and senior officers. This process of dynamic communication not only advances diversity as an imperative business competency and strategy, but also reinforces all of our foundational principles of integrity, excellence and cross-cultural teamwork.


MGM RESORTS

ANNUAL REPORT MEETING

At our annual diversity meeting in October 2010, Chairman and CEO Jim Murren and director Alexis M. Herman led our Company, community leaders, minority-owned, women-owned and disadvantaged business enterprises ("MWDBEs") and philanthropy partners in celebration of a decade of our diversity and philanthropy initiatives. While Secretary Herman reviewed the history and evolution of our diversity initiative, Chairman Murren reemphasized our Company's continuing conviction that diversity is a significant driver of many dimensions of business success.

Our 2010 celebration was also the first meeting at which our Company chairman publicly recognized diversity and philanthropy as related aspects of our holistic view of social responsibility. Chairman Murren pointed out that since the founding of our original company – MGM Grand – commitment to social responsibility has been deeply rooted in our Company's character. He reviewed our extensive

LEADERSHIP IN ACTION


MGM RESORTS
INTERNATIONAL
Annual Diversity & Philanthropy Report

"I firmly believe that our greatest achievements lie ahead of us. We can be better and we can do better. We have not had our best days, either in our business or in diversity."

- Jim Murren

support of our communities through financial contributions as well as our far-reaching volunteerism.

Chairman Murren and Secretary Herman joined in a sincere thank you on behalf of our Company to all of our diversity and philanthropy partners, as well as everyone else who collaborated with us in the development of our diversity and philanthropy efforts into the robust initiatives they have become.

INSPIRING EXCELLENCE AND TEAMWORK



CORPORATE DIVERSITY AND COMMUNITY AFFAIRS DEPARTMENT

This department is the hub of our diversity and community support activities. Not only does it function as a resource on the discipline of diversity for our Company enterprise-wide, but it also administers our Company and The MGM Resorts Foundation giving programs, as well as coordinates our extensive employee community service and volunteerism.

Key activities of our department staff include liaison with our corporate and property diversity councils; presentation of our quarterly Best Diversity Practices series; annual diversity and philanthropy strategic planning; tracking of Company diversity and philanthropy information systems; support of our diversity sales agenda; and engagement with external diversity and community partners at the local, state and national levels.


Women of Color Conference

Over 500 women attended the Women of Color Conference in 2010

In 2010, the department spearheaded the 4th Annual Women of Color Conference at Mandalay Resort & Casino, sponsored by the Company and other corporations, and hosted by the Asian, Urban, Latin and Women's Chambers of Commerce of Nevada. Marketed primarily to women locally and across our nation, this conference is a forum for networking and dialogue on key issues pertaining to the personal and professional development of women. The 2010 conference also included a Career Center featuring one-on-one professional advice and counseling by certified career coaches of registered participants about job search strategies, resumé preparation and interviewing skills.



2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT

DIVERSITY TRAINING: FOSTERING OUR CULTURE OF INCLUSION

Our Company's Diversity Champion Training Workshops are organized around the premise that diversity is both a core human strength and a competitive business advantage in our modern global economy. Our innovative curriculum combines classroom and experiential learning to instill the values of diversity and inclusion, personal responsibility and team accountability as crucial aspects of individual empowerment and leadership development.

Since the start of our workshops, MGM Resorts has graduated more than 11,000 Diversity Champions. In 2010, Chairman Murren approved an expanded diversity training initiative with the goal of completing graduation of every supervisory employee from our cutting-edge Diversity Champion workshop by the end of 2011 – that is, an additional 4,000 managers. Last year an aggressive schedule of 76 workshops graduated 2,440 new Diversity Champions at our Company.



Diversity champions celebrate their graduations

"Some have asked whether all this [diversity training] is too aggressive a goal for today's economic times. I say not. Let me be clear about this: the most important investment that we can make as a company is in our people, because our people are our greatest asset."

- Jim Murren


MGM RESORTS
INTERNATIONAL
Best Practices Series
Agenda
Welcome Debra Nelson, Corporate Diversity & Community Affairs, MGM Resorts International
Greetings Debbie Holtensen, Vice President & CFO, The Mirage
Property Best Practice Amanda Burroughs, Manager, Front Desk, The Mirage
Special Guests Tamar Hoapili, Manager, Community Relations, Cox Communications
Randall Lane, Sr. Leader Global Inclusion & Diversity, Cisco
Q & A Debra Nelson
Closing Remarks Phyllis James, EVP, Special Litigation, CDO
Adjournment

OUR DIVERSITY COUNCILS: TEAMS UNITED THROUGH DIVERSITY

Our corporate and property-based diversity councils are pillars of our culture of inclusion and engagement. Our councils are multi-dimensional employee-run resource groups largely composed of Diversity Champions joined together for many purposes:

- To build positive communications and working relationships;
- To break down barriers to team synergy and collegiality;
- To promote greater engagement in our Company mission and business; and
- To energize our community philanthropy and volunteerism.

Spreading the spirit and message of diversity lies at the core of all of our diversity councils, with a special emphasis on periodic diversity recharges. They are also testing grounds for new approaches to team building and employee activism in accomplishing their properties' respective business objectives.

"The strength of the team is each individual member. The strength of each member is the team."
– Author Unknown

Our Best Diversity Practices quarterly series convenes representatives of our property diversity councils to share their activities – highlighting successful approaches to inclusion, team synergy, employee engagement and community volunteerism. Guest speakers from other major companies and diversity organizations also appear to present current diversity and inclusion trends and effective practices.

The following pages present only a few of the many creative and beneficial projects undertaken by our diversity councils in 2010.



Bellagio


Our cause is noble,
our efforts are local.

Beau Rivage



Circus Circus Las Vegas



Circus Circus Reno



Excalibur - Luxor

BELLAGIO

The Annual Service World Cup competition among employee teams sponsored by this council reinforced the property's 5 Steps Beyond Excellence service culture. The competitions tested bed-making, suitcase handling, potato peeling and other tasks. For the second year in a row the Hotel High Risers won the big prize. Bellagio champions also adapted a "Wizard of Oz" theme for their annual December diversity recharge.

BEAU RIVAGE

This council's four committees – community affairs, health and wellness, employee appreciation, and training and education – have a full slate of activities. Each month in 2010 featured a different employee appreciation activity, such as the Beau Madness Basketball Tournament in March, Employee Bowling Night in August, "Burning the Midnight Oil" Nightshift Appreciation in September, and End of the Summer Cook-Out in October. The 2010 health and wellness calendar featured such classes as Ask the Doctor, Self-Defense for Women and Latin Dance Series. Community affairs initiatives included the Cell Phone for Soldiers drive, Harrison County Elementary School book readings, Renew Our Rivers clean-up, and Community MPACT Week.

CIRCUS CIRCUS LAS VEGAS

This council sponsored its Flavors of Diversity program several times during the year, on each occasion highlighting in the employee dining room the cuisine of a different culture. It also conducted its Jet Program, which teaches essential employment and work life skills to the children of property employees, such as resumé and interview preparation.

CIRCUS CIRCUS RENO

This council conducted several charity projects for the Reno community, including box packing and canned food drives for the Food Bank of Northern Nevada, back-to-school supplies drives for Partners in Education Schools, spring and fall visits to a local seniors center, and collection of personal care items for the Veterans Guest House.

EXCALIBUR - LUXOR

This joint property council's major activities centered on collection of backpacks for school students, collection of Goodwill donations, Make A Difference Day support of Paul Culley Elementary School, service of St. Vincent's Thanksgiving meals for the homeless, and Adopt-a-Family Christmas holiday gifts.



Gold Strike Jean - Railroad Pass



Gold Strike Tunica



Mandalay Bay


STOP
MGM GRAND DETROIT - TOUCHING COMMUNITIES.

MGM Grand Detroit



MGM Grand Las Vegas

GOLD STRIKE JEAN - RAILROAD PASS

Communication of our diversity and leadership values is a primary mission and tool of our Company diversity councils. This joint property council focused primarily on disseminating diversity messaging among its employees. Gold Strike employees and spouses, led by Executive Chef Chris Sjafiraoeddin, volunteered to help prepare and serve Christmas dinner to 200 veterans at housing run by U.S.VETS, the largest nonprofit provider of veteran housing in the country.

GOLD STRIKE TUNICA

This council devoted its efforts to delivering water and juice to flood-impacted areas in Tennessee; making blankets for and refurbishing three of the counseling rooms at The Exchange Club Family Center with new paint, new furniture and accessories; and delivering food donations to the Mid-South Food Bank in Memphis, Tennessee.

MANDALAY BAY RESORT & CASINO

Among its activities this council made community outreach its primary focus. High points of its community agenda included graffiti clean-up, volunteering at Las Vegas' Three Square Food Bank and supporting the Christmas holiday toy drive for families in need.

MGM GRAND DETROIT

"Touching Communities, Touching Lives" Bus Tour is the banner for this council's multi-faceted community campaign. Each "destination" represents a different community support activity. Among other "stops" in 2010, the Bus Tour delivered employees to Mason Elementary School to provide special enrichment activities – including a special lunch, storytelling, educational games and supplies giveaway – to boost student attendance on official "count day" (i.e., when enrollment is counted for federal and state public education funding purposes).

MGM GRAND LAS VEGAS

This council introduced the "MOJO" ("Make Our Jobs Outstanding") project, in which participating workshop graduates completed 10 tasks within a 45-day period designed to put their Diversity Champion training to work. Council members also suggested revenue-generating ideas to property leadership for later employee implementation. On another front, this council launched the new Diversity Champion Communities concept – which organized Diversity Champions into 10 cross-department communities based on their property work locations, with each community assigned a local charity to support along with specific internal team building activities.



The Mirage


K
THE COACH

Monte Carlo



New York-New York



Signature

THE MIRAGE
This council developed a new approach to extending the teachings of our Diversity Champion Workshop into the workplace through its Diversity Champions Circle. Under this program, all Diversity Champion directors and above were assigned approximately eight managers and below upon the latters' workshop graduation for mentoring and cross-departmental team building.

MONTE CARLO
This council's concentration on philanthropic support included donations to Clark County's Veterans Hospital, the back-to-school drive for the McCall Elementary School and the Adopt-A-Family holiday gift program, as well as participation in The MGM Resorts Foundation basketball and softball tournaments.

NEW YORK-NEW YORK
This council, known as Liberty Torch, organized the property's canned food contributions to the Company's Three Square Food Bank drive; participated in the Company's Habitat for Humanity house build; and partnered with the MGM Grand Las Vegas diversity council to jumpstart the first-ever MGM Resorts Foundation Softball Tournament fundraiser.

THE SIGNATURE AT MGM GRAND LAS VEGAS
This council adopted a new diversity motto, "Celebrate All Individuals and The Unique Contributions They Bring Forth," and inaugurated its own Best Practices program called "Walk a Mile in Someone's Shoes." This program promotes familiarity and understanding among team members by permitting employees on selected days to shadow and conduct interviews about the workday of colleagues in different departments, and thereafter share learned insights at their department pre-shift meetings. Other major activities included monthly cleaning and food service at the Las Vegas Ronald McDonald House, a separate monthly team volunteer event, two cultures-a-month features in the employee dining room and quarterly employee donation drives.

Congratulations and thank you to all of our diversity councils for the tremendous dedication, enthusiasm and teamwork demonstrated by your activities!!

WALKING WITH PRIDE




VING THE DREAM

Our Company was a major participant in the January 2010 Las Vegas Martin Luther King, Jr. Day parade, one of the largest such parades in our nation. Over 60 employees manned and marched with our "Living the Dream" float.



In May 2010 our Alice in Wonderland-themed float won the top award for best diversity presentation in the Las Vegas PRIDE Parade, hosted by the Southern Nevada Association of PRIDE to celebrate and support the LGBT (lesbian, gay, bi-sexual and transgender) community



In October 2010 our Company sponsored a float at Las Vegas' annual Hispanic International Day Parade, which celebrates the Hispanic heritage of many of our team and community members

SUPPLIER DIVERSITY

Supplier diversity has become an integral part of our sourcing and construction operations, because it promotes competition in the quality and price of goods and services. Our goal is to provide access for qualified minority-owned, women-owned and disadvantaged business enterprises ("MWDBEs") to business relationships with our Company that support our strategic business objectives.

Since 2001, MGM Resorts has spent over $1 billion directly with MWDBEs, nearly 11 percent of the Company's total biddable spend for goods and services during this time period, and over $1.5 billion directly with MWDBE construction contractors, designers and other professionals. This does not include the multiplier effect of these dollars at Tier II and further tier levels.

Despite the recession, our Company's commitment to inclusion of MWDBEs in our commerce has remained strong. In 2010 sourcing purchases directly with MWDBEs represented approximately 9% of the Company's total biddable spend for goods and services, while the Company's direct MWDBEs spend represented approximately 13% of its total construction expenditures. We procure a wide array of services and commodities from MWDBEs –from hotel linens to gourmet foods to electronic equipment to professional services in such fields as risk management, insurance brokerage and legal services.

In 2010 the Nevada Minority Supplier Development Council recognized our Company as the Corporation of the Year and Corporation of the Decade for our supplier diversity achievements.

Please view our website (MGMResortsDiversity.com) to learn more about our commitment to fostering a diverse supplier base. We welcome all potential suppliers who can fulfill our requirements on a competitive basis to introduce their businesses to us.

A PEAK INTO OUR DIVERSE SUPPLIERS

Crear Creative Group

PRAMI INTERNATIONAL

sobel linen

Staff Pro

LEWIS & THOMPSON

LINK TECHNOLOGIES



Phyllis James, Executive Vice President, Kenyatta Lewis, Director of Supplier Diversity, Mark Stolarczyk, Vice President of Global Procurement, and Debra Nelson, Vice President, Diversity & Community Affairs, MGM Resorts, showcase Company award as Nevada Minority Supplier Development Council Corporation of the Year (2010) and Corporation of the Decade








Welcome to
Fabulous
A City Without Limits

DIVERSITY SALES

Our diversity competency equips us to appeal to multicultural customer segments domestically and internationally, and to work with diverse business partners around the world, thereby enhancing shareholder value. Our corporate diversity sales team works diligently with local and national organizations to position our Company favorably before diverse audiences and market segments, and to recruit diverse meetings and conventions to our resorts.


EPICUREAN EPICENTER
CELEBRATE VIVA
Join us at Bellagio and savor
an extraordinary dinner menu.
Thursday, September 16, 2010
Tuscany Kitchen | 6:00 p.m.
$145 per person all inclusive
VIVA
For tickets and information please call 702.693.7076.







For example, in 2010 our resorts hosted the Boulé, the Steve Harvey Hoodie Awards, Women's Foodservice Forum and the Association of Latino Professionals in Finance & Accounting. Last year our Company debuted two inaugural multicultural campaigns – "Fabulous", with special appeal to LGBT (lesbian, gay, bisexual and transgender) patrons, and Hispanic-themed "VIVA". Each campaign consisted of a series of events featuring different attractions at various properties.


Hamburger
Helper

"Keep feeling the need for being first.
But I want you to be the first in love.
I want you to be the first in moral excellence.
I want you to be the first in generosity."
– Martin Luther King, Jr.

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



MGM Resorts International executives delivered a single donation of over 38 tons of food given by MGM Resorts employees to Three Square Food Bank. (left to right) Chuck Bowling, President and COO, Mandalay Bay; Julie Murray, former Three Square CEO; Phyllis James, Executive Vice President, Special Litigation, Chief Diversity Officer; and Bill Hornbuckle, Chief Marketing Officer

COMMUNITY ENGAGEMENT FOR OUR PRESENT, FOR OUR FUTURE

MGM Resorts has an enduring commitment to sustaining the quality of life in the communities where our employees live and work – through financial contributions, in-kind donations, volunteer service and participation in local civic organizations.

Sustainable host communities are essential for our employees, our customers and therefore our business. Over the past decade our Company, combined with our employee-directed MGM Resorts Foundation, have taken a comprehensive approach to community sustainability, supporting a multitude of nonprofit organizations, agencies and causes – from food, shelter and health care for human sustainability, to education and the cultural arts for talent sustainability, to economic development, environmental sustainability, and more. A substantial portion of our charitable donations serves clientele in diverse neighborhoods and venues.


YAMAHA
MOTIF

Winner of the first-ever MGM Resorts ***Got Talent Show*** and ***People's Choice Award*** in 2010
– Aria aesthetician Gina Sempadian


NOTHIN
BUT NE
GO
GO
2010 MGM Resorts Basketball Tournament Champions – CityCenter


2010 MGM Resorts Softball Tournament Champions – Monte Carlo


2010 Walk-A-Thon at MGM Resorts Spring Festival

THE MGM RESORTS FOUNDATION

Our employee-driven MGM Resorts Foundation is a vital force in our Company's culture of engagement, sharing and volunteerism. Our employees not only work together as a team, but they also unite in support of our Foundation's platform of sharing with and serving our communities. Our Foundation activities are varied, dynamic and fun!

Since its establishment in 2002 our employee foundation has donated over $40 million for the betterment of our communities. In 2010 alone, 40% of our employees together, through our foundation, gave $4.8 million to our communities, in spite of the recessionary economy – $ 2,665,562 in direct employee-designated contributions, and $2,137,488 through grants to 66 agencies approved by our employee Community Grant Councils. Foundation fundraising activities included an annual spring festival and walkathon, basketball tournament, softball tournament, and first-ever employee talent show.



Chairman and CEO Jim Murren and Hey Reb surprise Billbray Elementary School kindergarten teacher Paula Gehringa with the Teacher of the Game Award



Chairman and CEO Jim Murren along with MGM Resorts employees help build a home for a Habitat for Humanity recipient in west Las Vegas

MGM RESORTS CORPORATE GIVING

Beyond our employee foundation, our Company's 2010 corporate giving program embraced priorities in the areas of responsible gaming, education, health and wellness, hunger relief, housing/shelter, cultural arts and environmental sustainability – among them the Andre Agassi Foundation, Nevada Partners, Culinary Training Academy, Three Square Food Bank, The Smith Center for Performing Arts, Nevada Cancer Institute, Cleveland Clinic's Lou Ruvo Center for Brain Health and Las Vegas Springs Preserve Foundation. Keynotes of our community support and related events in 2010 included:

- **Teacher of the Game.** Our Company, in partnership with UNLV Men's Basketball, the Clark County School District School Community Partnership Office and Channel 8 News Now, sponsored this program for recognition of exemplary public school teachers. Each of the 16 teachers selected was spotlighted at a Rebels home game and was given an MGM Resorts game jersey in addition to an in-kind donation package of one hotel room night, dinner for two and two show tickets at any MGM Resorts property.
- **Three Square Food Drive.** Since the founding in 2007 of this Las Vegas Valley food bank, Company employees have served more than 16,000 hours in almost all aspects of its operations. Further in 2010, our employees collected and donated 38 tons of canned food to Three Square – the largest single company food drive in the nonprofit's history.
- **Habitat for Humanity.** Our employees assisted this organization in completing construction of a home in Henderson, Nevada for a qualified low-income family. Commenced in 2009, this home achieved LEED (Leadership in Energy and Environmental Design) certification by the U.S. Green Building Council. Our employee building team also commenced construction of a new Habitat for Humanity home in west Las Vegas, slated for completion in 2011.
- **2010-2011 Empowerment School Program.** In 2006, our Company was one of the first business partners of the Clark County School District's Empowerment School Program, designed to give the administrators of designated schools the autonomy and authority to tailor their curricula and programs to the particular needs of their student populations and neighborhoods. This year our Company completes its three-year financial grant totaling $1,050,000 in support of seven empowerment schools. Our employees complemented our Company's financial contribution through many service contributions to these empowerment schools for academic and cultural enrichment programs, improvement of the schools' libraries and physical environs and sponsorship of student field trips to cultural and entertainment attractions at our properties, such as Bellagio's Conservatory, The Mirage's Dolphin Habitat and Mandalay Bay's Shark Reef.

- **Back-to-School Drive:** Our employees distributed nearly 1,200 backpacks containing thousands of school supplies to our empowerment elementary schools and other Clark County public schools.
- **Terry Fator Benefit Show.** In 2010 Impressionist Terry Fator performed a special benefit show in support of the Company's partnership with the Public Education Foundation.
- **Nevada Partnership for Inclusive Education (PIE).** Our Company continued support of this program, which assists public schools to place students with mental, physical, emotional, behavioral, cultural and/or language special needs in mainstream classroom settings – affording every child the opportunity to achieve his/her potential.
- **Teach for America.** Our Company likewise continued support for this program, which recruits and trains outstanding recent college graduates from all backgrounds and career interests to teach for two years in at-risk urban and rural public schools.
- **Guinn Millennium Scholarship.** Our Company was proud to donate to this scholarship fund in memory of Governor Kenny Guinn, which provides local high school students with partial or full funding to attend UNLV and UNR.
- **Project Homeless Connect.** Our Company donated personal hygiene items to this November 2010 event, which provided the opportunity for homeless and low-income individuals and families to access personal necessities and the services of over 80 service providers assembled at Cashman Center.
- **KLUC Toy Drive.** Our employees donated 9 van loads of toys in addition to our Company's cash donation to the KLUC Radio toy drive, for the benefit of HELP of Southern Nevada, during last year's Christmas holiday season.
- **Vegas PBS Green Room.** In recognition of our Company's support of Vegas PBS public television, Channel 10 named its Green Room in honor of our Company.


MGM Resorts
Volunteer Room

Three Square volunteer room named in recognition of Company employee contributions


MGM RESORTS
The Public Education Foundation
$350,000

Phyllis James, MGM Resorts Executive Vice President, and impressionist artist Terry Fator present Judi Steele, President and CPO, The Public Education Foundation, with Company donation for Clark County School District Empowerment School Program



Company "elves" ready toys for distribution in 2010 holiday toy drive


employee
volunteer

"I am only one, but I am one.
I cannot do everything, but I can do something.
And I will not let what I cannot do interfere
with what I can do."

- Edward Everett Hale

2010 ANNUAL DIVERSITY & PHILANTHROPY REPORT



Employees from our Las Vegas properties clean up school grounds and plant a community garden at a Clark County public school



MGM Grand Detroit employees fill backpacks with school supplies for public school students

UNITED IN COMMUNITY SERVICE

Our employees donate countless hours to a myriad of organizations and events in service to our host regions. Our extensive employee volunteerism is a hallmark of our tradition of sharing and reinforces our culture of performance excellence, teamwork and collaboration—main ingredients of our business success. Our diversity councils channel most of our organized volunteer activities, while our VolunteerMatch website allows individual employees to locate opportunities to volunteer at posted nonprofit organizations and events.



EXCELLENCE IN COMMUNITY SERVICE

Every year we honor our employees who have made extraordinary service contributions to our Company's philanthropic efforts or to our local nonprofit agencies.

Shining Star Award

Our Shining Star Award recognizes the employees who have made the greatest contribution not only to volunteering themselves, but also to inspiring other Company employees to participate in community volunteerism. Our Company donates $250 to the agency of choice of the finalist in this category. This award recipient wins a $1,000 grant by our Company to a nonprofit agency of his/her choice, and also has a star named after him/her through the International Star Registry. In 2010, our finalist and winner were: Kelly Harrington, Aria – Finalist (agency designees: Rainbow the Clown Adoption Exchange) and Dale Baca, MGM Grand Las Vegas – Winner (agency designees: Community Counseling Association and Aid for AIDS of Nevada).



Our winners and finalists are pictured at our 2010 awards luncheon with Corey Sanders, Chief Operating Officer, and Phyllis James, Executive Vice President, MGM Resorts International

Volunteer of the Year Award

Our Volunteer of the Year Awards recognize the management and line-level employees who have demonstrated the most outstanding commitment to community volunteering. Our Company donates $250 to the agency of choice of each of the finalists, and $1,000 to the agency of choice of the winners of this award. In 2010, our finalists and winners were:

Scott Wergin, Mandalay Bay – Winner (agency designee: Nevada Childhood Cancer Foundation) • Becky West, Circus Circus Las Vegas – Winner (agency designees: Bridge Counseling Association and US Vets) • Kiki Miles, Bellagio – Finalist (agency designee: CASA Las Vegas) • Nicole Washington, Vdara – Finalist (agency designee: StreetTeens).

Dive

DiversityInc
2010 TOP 50
COMPANIES FOR DIVERSITY®

AWARDS AND RECOGNITIONS HIGHLIGHTS

Diversity

- "2010 DiversityInc Top 50 Companies for Diversity" – DiversityInc Magazine, the nation's leading surveyor of corporate diversity performance, recognized our Company for its commitment to diversity best practices. Our Company was the only gaming company in the U.S. to be recognized on the 2010 DiversityInc list.
- "40 Best Companies for Diversity" – Black Enterprise Magazine highlighted our Company's diversity achievements in workforce composition, supplier diversity and corporate governance. Our Company was the only company in Nevada and the only company in the gaming industry named to this list.

rsity

BLACK ENTERPRISE
BEST COMPANIES FOR DIVERSITY
MAGAZINE

- "Corporation of the Year" and "Corporation of the Decade" – The Nevada Minority Supplier Development Council recognized our Company for sustained and significant utilization of minority, women and disadvantaged business enterprises (MWDBEs) in procurement and sourcing.



AWARDS AND RECOGNITIONS HIGHLIGHTS

Community

- The Public Education Foundation honored Chairman & CEO Jim Murren with its "2010 Education Hero Award" for significant contributions to advancement of quality public education in Southern Nevada.
- The MGM Resorts Foundation was awarded the Initiative Partner of the Year by The United Way of Southern Nevada for its grant to the Kids and Cops program, which helps to build positive relationships with needy children in Las Vegas communities.



Clark County School District students applaud Jim Murren as 2010 Education Hero at Public Education Foundation awards dinner

- Families for Effective Autism Treatment (FEAT) of Southern Nevada honored our Company for its medical insurance plan coverage of treatment for children with autism.
- The Gleaners Food Bank of Southeastern Michigan honored MGM Grand Detroit with a Hunger Hero Volunteer Award in recognition of this company's commitment to nourish underfed members of the community.



OVERVIEW OF 2010 DATA

OVERVIEW OF 2010 DATA

WORKFORCE PROFILE



MGM RESORTS
INTERNATIONAL™

Employee Profile


80
70
60
50
40
30
20
10
0
63.29%
37.52%
36.71%
49.66%
50.26%
50.34%
49.74%
Minority
Caucasian
Male
Female

Minority Workforce


35
30
25
20
15
10
5
0
11.76%
14.92%
31.23%
34.92%
.49%
.47%
1.63%
1.76%
2.46%
2.39%
African American
Asian
Hispanic
Native American
Hawaiian / Pacific Islander
Two or more races

MGM RESORTS MGM RESORTS - Clark County

Profile of Managers and Above


80
70
60
50
40
30
20
10
0
36.78%
36.98%
63.22%
63.02%
57.87%
58.03%
42.13%
41.97%
Minority
Caucasian
Male
Female

Profile of Minority Managers and Above


15
12
9
6
3
0
9.56%
10.52%
13.57%
14.80%
.43%
.41%
1.32%
1.41%
African American
Asian
Hispanic
Native American
Hawaiian / Pacific Islander
Two or more races

OVERVIEW OF 2010 DATA

CONSTRUCTION & CONSULTING



Diverse contractors, consultants, service providers and vendors played a significant role in the remodeling of these hotel rooms and suites at MGM Resorts in 2010

MGM RESORTS INTERNATIONAL

Total Expenditures ($ in millions)



MWDBE Total Expenditures ($ in millions)


$78.73

MGM RESORTS | MGM RESORTS - Clark County

MWDBE Total Expenditures By Ethnicity ($ in millions)


10.76%
10.77%
10.22%
10.23%
3.26%
3.25%
African American
Asian
Hispanic
Native American

Total Expenditures – Women Enterprises ($ in millions)


$32.39
$32.39



OVERVIEW OF 2010 DATA

STRATEGIC SOURCING

(left to right)
Kenyatta Lewis- Director of Supplier Diversity
Lucia Magdaleno- Supplier Diversity Coordinator
Vasanti Kumar- Supplier Diversity Coordinator
Mark Stolarczyk- Vice President of Global Procurement

MGM RESORTS INTERNATIONAL™

Total Biddable Goods & Services Expenditures ($ in billions)



1.5
1.2
0.9
0.6
0.3
0.0
$1.32
$1.15

MWDBE Total Biddable Goods & Services Expenditures ($ in millions)



150
120
90
60
30
0

MGM RESORTS MGM RESORTS - Clark County

MWDBE Total Biddable Goods & Services Expenditures By Ethnicity ($ in millions)



60
50
40
30
20
10
0
7.28%
51.28%
7.20%
8.22%
African American
Asian
Hispanic
Native American

Total Biddable Goods & Services Expenditures - Women Enterprises ($ in millions)



40
30
20
10
0
$42.87

2010 OVERVIEW

PHILANTHROPY



MGM Grand employees celebrate winning Best Spirit Award at MGM Resorts Foundation 2010 Walk-a-Thon Festival

MGM RESORTS INTERNATIONAL™

MGM Resorts Foundation Grant Funding to Advance Diversity Initiatives*


100
90
80
70
60
50
40
30
20
10
0
76.75%
74.71%
Diversity expenditure
$1,381,191
$1,596,822

MGM Resorts Companywide Corporate Contributions to Advance Diversity Initiatives


100
90
80
70
60
50
40
30
20
10
0
51.51%
56.67%
$1,349,977
$1,377,277

■ 2009 ■ 2010

*For 2010 this includes a diversity impact projection based on grant recipients' self reported percentages for the first six months of 2011 since the grant year ends July 31, 2011.

Note: This only depicts discretionary MGM Resorts Foundation grant funding, and does not include contributions to the Employee Emergency Relief Fund, the Children's Medical Support Fund or employees' direct designations.

2010 Corporate & Regional Philanthropy Contributions

Nevada

Aid for AIDS of Nevada (AFAN)
Al-anon Alateen Convention
American Cancer Society "Coaches vs Cancer"
American Cancer Society of Oakland
Andre Agassi Foundation
Anti-Defamation League
Association of Corporate Contributions Professionals
Boys & Girls Club of Las Vegas
Boys & Girls Club of Venice
Catholic Charities
Celebrity Fight Night - Muhammad Ali Center
Children's Defense Fund - Freedom Schools
Cirque du Soleil Foundation - Run Away with Cirque du Soleil
Clark County Department of Family Services (Child Haven)
Clark High School Academy of Finance
College of Southern Nevada
Cystic Fibrosis Foundation
Dr. Martin Luther King, Jr. Committee
Edwards Family Foundation
Epicurean Charitable Foundation
Floyd Mayweather Jr. Foundation
Friends of Las Vegas Police K-9's
Gay & Lesbian Community Center
Girl Scouts of Frontier Council
Guinn Millennium Scholarship
Habitat for Humanity
HELP of Southern Nevada
I Have a Dream Foundation
Interfaith Council of Southern Nevada - Camp Any Town
Jack & Jill Late Stage Cancer Foundation
Juvenile Diabetes Research Foundation
University of Southern California - Keck School of Medicine
Keep Memory Alive
Khachaturian Foundation
Kids Co-Op
Kids in Distressed Situations (KIDS)
KidsPeace
KNPR Radio
LA's Best
Las Vegas Hospitality Association
Las Vegas Metropolitan Police Department Gang Crimes Bureau
Las Vegas Metropolitan Police Color Guard
Las Vegas Performing Arts Foundation (Smith Center for Performing Arts)
Las Vegas Springs Preserve
Leadership Las Vegas (Las Vegas Chamber of Commerce)
Lied Discovery Children's Museum
Looking Above & Beyond
Louis J Acompora Memorial Foundation
Make a Wish Foundation
Meeting Professionals International Foundation (MPI)
MGM Resorts Employee Volunteer of the Year
Nathan Adelson Hospice
National Center for Responsible Gaming
Nevada Ballet Theatre
Nevada Cancer Institute
Nevada Council Problem Gambling
Nevada Homeless Alliance
Nevada Partners
Nevada Partnership for Homeless Youth
Nevada PTA
North Las Vegas Chamber of Commerce Foundation
Olive Crest
Oscar de la Hoya Foundation
Public Education Foundation
Rally for the Cure Foundation

Ray Romano & Kevin James Celebrity Golf Tournament - Scripps Foundation
Rays of Sunshine
Regis High School Parents Club
Ronald McDonald House
Salvation Army
Sarasota Yacht Club
Spread the Word Nevada - Kids to Kids
St. Judes Ranch for Children
State of Nevada Victim of Crime Program
Susan G. Komen Race for the Cure
Teach for America
Temple Beth Shalom
The Shade Tree
Three Square
U.S. Green Building Gold Sponsorship
United Way - Volunteer Center of Southern Nevada
University of Nevada Las Vegas Foundation
US Vets
Vegas PBS
Veterans of Foreign Wars Post #1753
VolunteerMatch
Volunteers in Medicine
Washoe County Education Foundation

Michigan

ALS
Alternative Community Living
Alternatives for Girls
American Arab Anti-Discrimination
American Arab Chamber of Commerce
American Diabetes Association
American Cancer Society
Arab American & Chaldean Council
Arts & Scraps
Barbara A Karmanos
Belle Isle Women's Committee
Black Family Development
Boy Scouts of America
Brazeal Dennard Chorale
Brighton Hospital (St. John Hospital)
Candlelight Inc.
Chapel Vision Community
Charles H. Wright Museum of African History
Clintondale Educational Fund
Coalition on Temporary Shelter
Coleman A. Young Foundation
Community Health & Social
Covenant House of Michigan
Cornerstone Schools
Detroit Crusaders
Detroit Area Agency on Aging
Detroit Association of Black Organizations
Detroit Chapter National Hampton Alumni
Detroit Community Health Connection
Detroit Cristo Rey High School
Detroit Firemen's Benevolent Fund
Detroit Healthcare for the Homeless
Detroit Historical Society
Detroit Impact
Detroit Institute of Arts
Detroit International Jazz Festival
Detroit Metropolitan Bar
Detroit Police Officers Association
Detroit Repertory Theatre (Milan Theatre)
Detroit Riverfront Conservancy
Detroit Rotary Club Foundation
Detroit Symphony Orchestra
Detroit Urban League
Detroit Youth Foundation
Don Bosco Hall
Downtown Detroit Partnership
Detroit Public Schools
Federation of Youth Services
Festival of Trees

Focus Hope
Forgotten Harvest
Franklin Wright Settlements
Gamma Lambda Community
Gary Burnstein Community Clinic
Generation of Promise
Girls Group
Go Getters Program
Grace Centers of Hope
Haven
Henry Ford Community College
Horatio Williams Foundation
Hospice of Michigan
In Accord
Inside Out Literacy Arts
Jackets for Jobs
James E. Wadswarth Jr
Joy Southfield Development
Juvenile Diabetes Research
La SED
Lebanese American Heritage
Macomb County Child Advocacy
Manna Community Meals
Mariners Inn
Marygrove College
Mercy Education Project
Metropolitan Affairs Coalition
MI Youth Appreciation Foundation
Michigan Chamber Foundation
Michigan Opera Theatre
Michigan Roundtable for Diversity & Inclusion
Michigan State University (MPLP)
Michigan Women's Foundation
Michigan's Children
Mosaic Youth Theatre of Detroit
Museum of Contemporary Arts
Music Hall
NAACP Detroit Branch
National Conference of Artist
New Bethel Baptist Church
New Detroit
New Hope Development
Northeast Guidance Center
Northern Oakland NAACP
Oakland County Employment
Optimist Club Foundation of Detroit
Orchards Children's Services
Oriental Culture Association
Paula Tutman Children's Tooth Fairy
Payne-Pulliam School of Trade
Perfecting Community Development
Playworks Education Energized
Proliteracy Detroit
Queen's Community Workers
Rebirth
Rehabilitation Institute of Michigan
Riverbend Community Association
Ruth Ellis Center
Sisters Acquiring Financial Empowerment
Samaritan House
Schoolcraft College Foundation
Second Ebenezer Baptist Church
SER Metro
Southern Christian Leadership Conference
Southwest Detroit Business
Spaulding for Children
Spectrum Human Services Inc
Sphinx Organization
Spivey Community Redevelopment
St. Isaac Jogues Catholic
St. Patrick Senior Center
Stafford House
Steppin Out
Student Mentor Partners

The Children's Center
The Detroit Skating Club
The Links Foundation
The Midnight Golf Program
The MINDS Program
The Parade Company
The University of Michigan
Think Detroit PAL
Tomorrows Child
Trinity Community Services
United Cerebral Palsy of Michigan
United Negro College Fund
University Cultural Center
Warren Conner Development
Wayne State University
Women's Caring Program
Women's Informal Network
WSU-Chicano Boricua Studies
Yatoomas Foundation
YMCA of Metro Detroit
Youth Development Commission
Zonta Club of Southfield

Mississippi

2010 Down Syndrome Awareness Picnic
21 Chefs
Adventure Science Center, The Caper
AHA
Alzheimer's Association
American Legion Post 344
American Liver Foundation
An Evening in Casablanca
Arkansas Children's Hosp.
Arkansas Dept. of Community Correction
Arkansas State University
Arkansas Women of Essence
Baptist Memorial Hospital
Birthright of Hillsboro
Bob Mueller MS Celebrity Golf Scramble
Boys & Girls Club of Paris
Canton Lions Club
Carl Perkins Center
CASA
CBHS Alumni Tournament
Center Point Fire District
Child Development Center
Clydsdale Christmas Store
Commission on Missing & Exploited Children
Community Development Center
Community Foundation of Northwest Mississippi
Community of Faith Church
Cook Elementary
Cooper Young Community Assoc.
Dawn Busters Kiwanis Club
Desoto Square Dancers
ECHO Foundation
Elks
Enterprise
Exchange Club Family Ctr.
Eye Opener 5K
Fairfield Bay
FEPWA
Friends of the Horn Lake Library
Habitat
Hancock High
Harvest Ball
Heartwalk
Henderson State University
Holy Spirit Church
Hope House
Hot Springs Village
HSC Medical Foundation
Humane Society of St. Luci
Juvenile Diabetes Research Foundation
Junior Auxiliary Grenada

Junior Auxiliary of Batesville
Junior Auxiliary of Desoto County
Junior Auxiliary of Tipton
Junior League of Memphis
Kiwanis Club of Memphis
Knights of Columbus
Lafitte Barataria VFD
Leather and Lace
Lowenstein House
Malaria Prevention Mission
March of Dimes
Maritime & Seafood Industry Museum
McLeansboro Lodge No. 1882
Memphis Recovery Centers
Mental Health of Mid Tennessee
Mid-South Minority Business
Mississippi Economic Council
Mississippi Melons
Mississippi Mustang Club
Muscular Dystrophy
Myron Lowery
National Civil Rights Museum
Nolensville Recreation Youth Sports
North Little Rock Catholic Academy
Northwestern Middle School
Old West Special Trails
Orpheum
Palmer Home
Pineville Volunteer Fire Department
Quitman County Development
Rally for the Cure
Registry of Interpreters for the Deaf
Relay for Life
Rock Island Police
Ronald McDonald House
Sacred Heart of Mary Catholic Church
Saint Ann School
Samaritan Counseling Centers
Soldiers
Square Toast for Scholarships
St. Judes
Steve Hull Memorial
Summer in the City Fiesta
Susan G. Komen
The Mystic Krewe of Pegasus
Tunica Humane Society
Tunica Main Street
Tunica Sheriff's Office
Tunica Sudden Cardiac Arrest Syndrome
UCP
Upper Cumberland Development
Valleywood Home Owners Association
Vietnam Veterans of 3rd BN, 5th Marines
Walls Elementary School
Willard Parks and Recreation
YMCA Southwest Illinois

The MGM Resorts Foundation 2010 Community Fund Grants

Nevada

Accessible Space Inc.
Alzheimer's Disease and Related Disorders
Boys & Girls Club of Southern Nevada
Boys & Girls Clubs of Las Vegas
Boys Town Nevada Inc
Bridge Counseling Associates
Care Chest
Catholic Charities of Southern Nevada
College of Southern Nevada Foundation
Community Counseling Center of Southern Nevada
Consumer Credit Counseling Service
Easter Seals Southern Nevada
Family and Child Treatment of Southern Nevada
Food Bank of Northern Nevada
Foundation for an Independent Tomorrow
Gay and Lesbian Community Center of Southern Nevada
Girl Scouts of the Sierra Nevada
Golden Rainbow of Nevada, Inc
Goodwill of Southern Nevada
Greater Las Vegas After School All-Stars
HAWC Community Health Centers
HELP of Southern Nevada
HopeLink
Huntridge Teen Clinic
I Have A Dream Foundation
Lutheran Social Services of Nevada
Nathan Adelson Hospice Foundation
Nevada Child Seekers Merging Corp.
Nevada Childhood Cancer Foundation
Nevada Health Centers Inc
Nevada Partnership for Homeless Youth
Nevada PEP
Olive Crest
Planned Parenthood
Public Education Foundation
Safe House, Inc.
Southern Nevada Public Television
Spread the Word Nevada
St. Judes Ranch for Children
St. Rose Dominican Health Foundation
Street Teens
Sunrise Children's Foundation
The Shade Tree
Three Square
United States Veterans Initiative
United Way of Southern Nevada
Variety Early Learning Center
Women's Development Center

Michigan

Boys & Girls Club of Southeastern Michigan
Boys & Girls Hope Of Michigan, Inc
Haven
Holy Cross Children's Services
Joy-Southfield Community Development
Joy-Southfield Community Development Corporation
Reaching Higher
Sphinx Organization
St John Community Health Investment Corp
Starfish Family Services
Starr Commonwealth
The Greening of Detroit
Turning Point

Mississippi

Back Bay Mission
Exchange Club Family Center
Gulf Coast Women's Center For Non-Violence, Inc.
Hope Haven Of Hancock Co., Inc.
Memphis Symphony Orchestra
Metropolitan Interfaith Association

Leaders in Diversity & Philanthropy

MGM Resorts International Corporate Social Responsibility Committee/Board of Directors

Alexis M. Herman
Chair
President and Chief Executive Officer
New Ventures

Roland Hernandez
President
Hernandez Media Ventures

Anthony L. Mandekic
Secretary/Treasurer
Tracinda Corporation

Melvin B. Wolzinger
Director

Rose McKinney-James
Managing Principal, McKinney-James & Associates

MGM Resorts International Executive and Subsidiary Management

James J. Murren
Chairman, President & Chief Executive Officer
MGM Resorts International

Corey Sanders
Chief Operating Officer
MGM Resorts International

William J. Hornbuckle
Chief Marketing Officer
MGM Resorts International

Aldo Manzini
Executive Vice President & Chief Administrative Officer
MGM Resorts International

Robert H. Baldwin
Chief Design & Construction Officer
MGM Resorts International
President & CEO, CityCenter

Daniel J. D'Arrigo
Executive Vice President, Chief Financial Officer and Treasurer
MGM Resorts International

Michelle DiTondo
Senior Vice President, Human Resources
MGM Resorts International

Richard Harper
Executive Vice President, Sales & Marketing
MGM Resorts International

Phyllis A. James
Executive Vice President,
Special Counsel-Litigation and Chief Diversity Officer
MGM Resorts International

John McManus
Executive Vice President, General Counsel and Secretary
MGM Resorts International

William M. Scott IV
Executive Vice President, Corporate Strategy and Special Counsel
MGM Resorts International

Robert C. Selwood
Executive Vice President & Chief Accounting Officer
MGM Resorts International

Rick Arpin
Senior Vice President - Corporate Controller
MGM Resorts International

Alan M. Feldman
Senior Vice President - Public Affairs
MGM Resorts International

Paula Gentile
Senior Vice President & General Counsel for Risk Management, MGM Resorts International
President, M3 Nevada Insurance Company
President, MGMM Insurance Company

Shawn T. Sani
Senior Vice President – Taxes
MGM Resorts International

Al Faccinto Jr.
President & COO, International Marketing
MGM Resorts International

Kenneth Rosevear
President & CEO
MGM Resorts International Development, LLC

William Smith
President of Development and Management Services
MGM Hospitality, LLC

Richard Sturm
President & COO, Entertainment and Sports
MGM Resorts International

Frank Visconti
President, Retail Administration
MGM Resorts International

Nelson Wong
President, Far East Marketing
MGM Resorts International

MGM Resorts International Operating Property Presidents & General Managers

Jill Archunde
General Manager
The Signature at MGM Grand

Gamal Aziz
President & CEO
MGM Hospitality, LLC

Chuck Bowling
President & COO
Mandalay Bay

George P. Corchis, Jr.
President & COO of Regional Operations
MGM Resorts International

George Goldhoff
General Manager
Gold Strike Tunica

Mary Giuliano
General Manager
Vdara Hotel & Spa

Tony Mavrides
General Manager
Circus Circus Reno

Bill McBeath
President & COO
Aria

Lezlie Young
Vice President
The Mansion at MGM Grand

Randy A. Morton
President & COO
Bellagio

Cynthia Kiser Murphey
President & COO
New York - New York

Anton Nikodemus
President & COO
Monte Carlo

Felix Rappaport
President & COO
The Mirage

Michael P. Shaunnessy
General Manager
Gold Strike Jean & Railroad Pass

Scott Sibella
President & COO
MGM Grand Las Vegas

Don Thrasher
President & COO
Circus Circus Las Vegas

Renee West
President & COO
Luxor & Excalibur

Steve Zanella
General Manager
MGM Grand Detroit

MGM Resorts Corporate Diversity Council

Phyllis A. James
Chair, Diversity Council
Executive Vice President, Special Counsel-Litigation and Chief Diversity Officer
MGM Resorts International

Debra J. Nelson
Co-Chair, Diversity Council
Vice President, Corporate Diversity & Community Affairs
MGM Resorts International

Lorraine Baird
Director, Human Resources
Circus Circus Reno

Rogena Barnes
Vice President, Human Resources
Beau Rivage & Gold Strike Tunica

Rozell Blanks
Vice President, Human Resources
MGM Grand Detroit

Jocelyn Bluitt-Fisher
Director, Corporate Philanthropy & Community Affairs
MGM Resorts International

Pam Doherty
Vice President, Corporate Human Resources
MGM Resorts International

Jeff Eisenhart
Vice President, Leisure Sales & Marketing
MGM Resorts International

Joseph Federici
Vice President & General Merchandise Manager
MGM Resorts International

Alan Feldman
Senior Vice President, Public Affairs
MGM Resorts International

Maria Gatti
Director, Diversity Relations
MGM Resorts International

Sherri Gilligan
Senior Vice President, Corporate Services
MGM Resorts International Operations

Gerri Harris
Director, Contract Administration
MGM Resorts International

Barbara Hewitt
Vice President, Human Resources
Luxor & Excalibur

Dzidra Junior
Director, Sales
The Mirage

Mary Kenneth
Vice President, Human Resources
Bellagio

Vincent Kooch
Executive Director, Advertising
MGM Resorts International

Laura Lee
Vice President, Human Resources
Mandalay Bay

Kenyatta Lewis
Director, Supplier Diversity
MGM Resorts International

Jenn Michaels
Vice President, Public Relations
MGM Resorts International

Yvette Monet
Manager, Public Affairs
MGM Resorts International

Robert Napierala
Director, Human Resources
Circus Circus Las Vegas

Juliette Okotie-Eboh
Senior Vice President, Public Affairs
MGM Grand Detroit

Sheri Ohanian-Ulrich
Vice President, Human Resources
Monte Carlo

Sharee Palmer Love
Director, Human Resources
Gold Strike Jean

Michael Peltyn
Vice President, Human Resources
Aria

Kameelah Shareef
Manager, Diversity Relations
MGM Resorts International

Mark Stolarczyk
Vice President, Strategic Sourcing
MGM Resorts International

Melanie Walker
Vice President, Training
MGM Resorts International

Property Diversity Council Leaders

Aria

Bruce Belcher
Director of Human Resources

Nancy Martinez
Director of Training

Beau Rivage

Allison Smith
Director, Human Resources

Rhea Felsher
Manager, Ticket Office

Bellagio

Erden Kendigelen
Executive Director, Hotel Services

Jason Grattini
Leadership Training Manager, Human Resources

Circus Circus

Charles Brewer
Training Manager - Safety Compliance

Becky West
Manager of Employee Services

Circus Circus Reno

Lorraine Baird
Director, Human Resources

Excalibur & Luxor

Doug May
Director, Human Resources

Maria Castillo
Training Manager

Gold Strike Jean & Railroad Pass

Shawn Irwin
Manager, Human Resources

Gold Strike Tunica

Mary J. Aspinwall
Slot Technical Manager

Tally Karavany
Food & Beverage Manager

Mandalay Bay

Mark Bennett
Vice President, Slot Operations

MGM Grand

Bette Gaines-Snyder
Executive Director, Special Events

Mark Prows
Vice President, Entertainment

MGM Grand Detroit

James Daniels
Casino Host

The Mirage

Dolores Campuzano
Director, Banquet & Catering Services

Monte Carlo

Paul Nguyen
Food & Beverage Analyst

Saul Wesley
Slot Operations Manager

New York - New York

Michelle Borgel
Executive Director, Hotel Administration

James Sweeney
Manager, Retail Operations

The Signature

Joe Maddox
Security Supervisor

My Chau-Pennepacker
Assistant Manager, Tower Services

Diversity Partners

Since the introduction of our Diversity Initiative in 2000, we have proactively engaged individuals, groups and organizations in our work. As a result, our Company has benefited from diverse ideas and perspectives that have enriched our efforts and led to collaborative partnerships and programs that have strengthened our Diversity and Inclusion Initiative.

National Partners

Association of Latinos in Finance and Accounting
Executive Leadership Council (ELC)
Hispanic Association on Corporate Responsibility
Human Rights Campaign
International Gay and Lesbian Travel Association
Multicultural Foodservice Hospitality Association
National Association for the Advancement of Colored People (NAACP)
National Association of Minority Contractors
National Urban League
National Association of Women Business Owners
National Council of La Raza
National Minority Supplier Development Council
National Society of Minorities in Hospitality
Organization of Chinese Americans
United States Hispanic Chamber of Commerce (USHCC)
Women's Foodservice Forum
Women Business Enterprise National Council

Nevada Partners

100 Black Men of Las Vegas
Asian Chamber of Commerce, Las Vegas Chapter
Boys and Girls Club of Las Vegas
College of Southern Nevada
Dr. Martin Luther King, Jr. Committee
Human Rights Campaign, Las Vegas Chapter
Las Vegas Urban League
Latin Chamber of Commerce, Las Vegas Chapter
NAACP, Las Vegas Branch
National Association of Minority Contractors, Las Vegas Chapter
National Coalition of 100 Black Women, Las Vegas Chapter
National Association of Women Business Owners, Southern Nevada Chapter
Nevada Minority Supplier Development Council
Organization of Chinese Americans, Las Vegas Chapter
Southern Nevada Association of Pride Inc.
University of Nevada, Las Vegas
Urban Chamber of Commerce
Women's Chamber of Commerce of Nevada
Work Enhancement Employment Training (WEET)

Michigan Partners

American Arab Chamber of Commerce
Asian Pacific American Chamber of Commerce
Black Women's Contracting Association, Detroit
Booker T. Washington Business Association
Chaldean American Chamber of Commerce
Charles H. Wright Museum of African American History
Detroit Association of Black Organizations
Detroit Black Chamber of Commerce
Detroit Institute of Arts, Friends of African & African American Art
Detroit Urban League
Inforum
Latin Americans for Social and Economic Development
Latino Family Services
Michigan Hispanic Chamber of Commerce
Michigan Minority Business Development Council
Michigan Roundtable for Diversity and Inclusion
Michigan Women's Business Council
Millan Theatre Company/Detroit Repertory Theatre
Mosaic Youth Theatre of Detroit
NAACP, Detroit Branch
National Action Network, Inc
National Association of Women Business Owners
New Detroit, The Coalition
SER-Metro-Detroit Jobs for Progress, Inc
Southern Christian Leadership Council
The Links, Incorporated, Detroit Chapter
The Links, Incorporated, Renaissance Chapter
Trade Union Leadership Council
United Negro College Fund

Mississippi Partners

Back Bay Mission
Biloxi High School Lodging and Hospitality Program
Foundation for Education and Economic Development, Inc. (F.E.E.D.)
Jobs for Mississippi Graduates
Junior Achievement of Mid-South
Leadership Gulf Coast
Metropolitan Inter Faith Association (MIFA)
Minority Enterprise Development
Mississippi Minority Business Alliance
National Association for the Advancement of Colored People Biloxi Branch
National Civil Rights Museum
Northwest Mississippi Community Foundation (Jonestown Project)
Project Golden Hope in conjunction with the Lemoyne Owen College CDC
Ohr Museum of Art
Tougaloo College
Women's Foundation for a Greater Memphis

U.S. Certifying Agencies

Clark County, Nevada/McCarran International Airport
Michigan Minority Business Development Council
Nevada Department of Transportation
Nevada Minority Development Council
Women's Business Enterprise National Council


BRAVE PEERLESS
compassionate
Visionary
Caring
GENUINE
Approachable
HUMBLE
Spiritual
FAIR
ICONIC
REMARKABALE
PIONEER
Honorable
SINCERE
SOLID
HUMANITARIAN
DISTINGUISHED
Philanthropist
TERRY LANNI
1943 - 2011

IN CELEBRATION

"What you leave behind is not what is engraved in stone monuments, but what is woven into the lives of others."
– Pericles

Our former Chairman and Chief Executive Officer was known to everyone who met him simply as "Terry," but his contributions and legacy in Las Vegas and beyond are no less than profound.

An extraordinary industry leader, he changed the profile of the gaming and hospitality industry, and became the modern iconic face of gaming as a sophisticated and professional corporate business. He steered the team effort that transformed MGM Grand from a single-property company into the global enterprise that it is today.

A deeply committed philanthropist, he set the model of sharing and caring for others as the path for our Company. Not only did he spearhead creation of our employee-directed MGM Resorts Foundation, but he also led the vanguard in addressing acute community needs, such as quality public education through Clark County School District's Empowerment Schools, Three Square, Shade Tree and The Smith Center for Performing Arts.

Terry's most enduring legacy is our company's and our industry's pioneering Diversity and Inclusion initiative – first and foremost a true reflection of his personal moral creed, but also the modern paradigm for global business. After founding our initiative in 2000, in just five short years – by force of character, leadership and practice, he infused diversity and inclusion into our culture and core business operations, and now MGM Resorts has become one of the leading models of diversity in corporate America.

We celebrate Terry, a man of far-reaching vision, bedrock principles and unflinching courage and spirit. Every day we embrace the values he instilled – aspire to be better, excel by doing better. Godspeed to our mentor, our colleague, our friend!

MGM RESORTS INTERNATIONAL™

Corporate Diversity & Community Affairs Department
3260 Industrial Road, Las Vegas, 89109
MGMResorts.com

This report is printed with soy-based ink on FSC-certified paper containing 25% recycled post-consumer fiber.

FSC PRINTED WITH SOY INK